As filed with the Securities and Exchange Commission on October 12, 2005.

Registration Statement No. 333-128285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SB-2/A
AMENDMENT NO. 1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Sky Petroleum, Inc.
 (Formerly Seaside Exploration, Inc.)
(Exact name of Registrant as specified in its charter)

Nevada (State or jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	32-0027992 (I.R.S. Employee Identification No.)

Suite 200 — 625 4th Ave. SW Calgary, Alberta, Canada T2P OK2 (Address of principal executive offices)	(403) 265-3500 (Registrant’s telephone number, including area code)

Michael D. Noonan
108 Wild Basin Road, Suite 222
Austin, TX 78746
512-437-2582
(Name, address and telephone number of agent for service)

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Copy to:

Kenneth G. Sam, Esq.
Christopher K. Carlberg, Esq.
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
(206) 903-8800

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

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If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.   ☒

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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

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If  this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

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If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

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If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Sky Petroleum, Inc. previously filed a Registration Statement No. 333-128285 to register 10,557,865 shares of its common stock by certain selling shareholders. This pre-effective amendment amends the initial Registration Statement to update certain information contained therein.

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the selling shareholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject To Completion: Dated October 12, 2005

Sky Petroleum, Inc.

10,557,865 Shares of Common Stock

        This is a public offering up to 10,557,865 shares of the common stock, par value $0.001 per share, of Sky Petroleum, Inc. All of the shares being offered, when sold, will be sold by selling shareholders as listed in this prospectus on page 11 of this prospectus. The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

        We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders.

        Our common stock is quoted on the National Association of Securities Dealers “NASD” Over-the-Counter Bulletin Board “OTCBB” under the symbol “SKPI:OB”. On October 7, 2005, the closing sale price for our common stock was $1.56 on the NASD OTCBB.

        Investing in our common stock involves risks. See “Risk Factors and Uncertainties” beginning on page 4.

        These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________________, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

SUMMARY INFORMATION

The Offering

        This is an offering of up to 10,557,865 shares of our common stock by certain selling shareholders.

Shares Offered By the Selling Shareholders	10,557,865 shares of common stock, $0.001 par value per share.

Offering Price	Determined at the time of sale by the selling shareholders

Common Stock Outstanding as of September 30, 2005	30,057,865 shares(1)

Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling shareholders.

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.

OTC Bulletin Board Symbol	SKPI:OB

(1)	Outstanding common stock excludes shares of common stock acquirable upon exercise of the following convertible securities:
•	2.5 million shares of common stock acquirable upon exercise of option at exercise prices ranging from $0.50 to $1.29 per share; and
•	12,222,224 shares of common stock acquirable upon conversion of Series A Preferred Stock.

Summary of Our Business

        Our primary business is currently to identify opportunities to make direct property acquisitions and to fund exploration and development of oil and natural gas properties of others under arrangements in which we will finance the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins to us, or farm-outs by the property owners to us.

        We, Sky Petroleum, Inc. (formerly Seaside Exploration, Inc.), were incorporated in the state of Nevada in August, 2002 under the name The Flower Valet. We were formed to engage in the business of marketing, selling and distributing floral products, gifts and gourmet foods through the internet at www.flowervalet.com. On September 3, 2002, we became an affiliate of LinkShare, an on-line portal with various links to online suppliers of floral products, gifts and gourmet foods. We were unable to generate any meaningful revenues through our on-line floral business.

        In 2004, we began to reassess our business plan and to seek business opportunities in other industries, including the oil and gas industry. On December 20, 2004, at our annual meeting of shareholders, our shareholders approved an amendment to our Articles of Incorporation, changing our name from The Flower Valet to Seaside Exploration, Inc. Subsequently, on March 28, 2005, we changed our name from Seaside Exploration, Inc. to Sky Petroleum, Inc.

        On March 28, 2005, we increased our authorized capital from 100,000,000 shares of common stock, $0.001 par value per share, to 150,000,000 shares of common stock, $0.001 par value per share. We completed a 4 for 1 forward stock-split of our issued and outstanding shares of common stock on March 28, 2005, increasing the number of shares outstanding from 6,500,000 to 26,000,000 shares. Information contained in this prospectus gives effect to the forward split. We are also authorized to issue 10,000,000 shares of preferred stock, $0.001 par value per share, of which 3,055,556 shares have been designated Series A Preferred Stock. As of September 30, 2005 there were 3,055,556 shares of Series A Preferred Stock outstanding.

        On May 18, 2005, we announced that our indirect, wholly-owned subsidiary, Sastaro Limited, entered into a Participation Agreement with Buttes Gas and Oil Co. International Inc., a wholly-owned subsidiary of Crescent Petroleum Company International Limited. Under the terms of the Participation agreement, Sastaro has the right to participate in a share of the future production revenue by contributing $25 million in drilling costs related to two wells in an off-shore oil and gas project in the United Arab Emirates. The project is located in the Ilam/Mishriff reservoir of the Mubarek Field area near Abu Musa Island in the Persian Gulf. The Participation Agreement does not grant Sastaro any interest in the concession area other than the right to invest in a share of future production revenue. Sastaro was required to make a $2 million payment within seven days of signing the Participation Agreement and additional payments totaling $12.5 million before November 30, 2005, of which Sastaro has made payments of $5 million and is due to make payments of $4 million on October 15, 2005, $1.5 million on November 1, 2005 and $2 million on November 30, 2005. Sastaro will make additional payments of $3.5 million upon spudding of the first well, $3.5 million within 30 days of spudding the first well and $3.5 million within 60 days after the spudding the first well.

        In exchange for the payment obligations described above, Sastaro will receive:

•	75% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed its total investment;

•	thereafter, 40% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed twice its total investment; and

•	thereafter, 9.2% of the combined production revenue from the wells, if any, until the expiration of the Participation Agreement, less (1) a 14.5% contribution to royalty obligations, (2) $3 per barrel of crude oil for operating costs and (3) certain other costs.

        Buttes Gas and Oil will be responsible for all drilling and completion work related to the wells. Our plan of operation for 2005 is to fund Sastaro’s obligations under the Participation Agreement.

        Our principal corporate and executive offices are located at Suite 200 — 625 4th Ave. SW, Calgary, Alberta, Canada T2P OK2. Our telephone number is 403-265-3500. We maintain a website at www.skypetroleum.com. Information contained on our website is not part of this prospectus.

Selected Financial Data

        The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

INCOME STATEMENT DATA

	Year Ended December 31		Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2005	2004	2005	2004
			(unaudited)		(unaudited)
Revenue	$49	$--	$--	$49	$--	$49
Operating Expenses	$20,531	$7,000	$759,927	$750	$827,471	$2,750
Net (Loss)	$(20,482)	$(7,000)	$(791,412)	$(701)	$(860,956)	$(2,701)
(Loss) per Common share*	--	--	$(0.03)	--	$(0.03)	--
Weighted Average Number of
Common Shares Outstanding	26,000,000	26,000,000	28,631,868	26,000,000	27,475,000	26,000,000

BALANCE SHEET DATA:

	At December 31, 2004	At June 30, 2005 (unaudited)
Working Capital (Deficiency)	$6,542	$(1,434,851)
Total Assets	$6,542	$4,787,884
Accumulated (Deficit)	$(30,458)	$(891,414)
Shareholders' Equity	$6,542	$3,065,624

*	Basic and diluted.

RISK FACTORS AND UNCERTAINTIES

        Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

        Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Risks related to our company and the oil and natural gas industry

Our future performance is difficult to evaluate because we have a limited operating history.

        We were incorporated in August 2002 and we began to implement our current business strategy in the oil and gas industry in the beginning of 2005. We have had no significant operations and since incorporation our operating cash flow needs have been financed solely through an offering of our common stock.  As a result, we have little historical financial and operating information available to help you evaluate our performance or an investment in our common stock and warrants.   See “Financial Statements.”

Because of our historical losses and expected losses in the future, it will be difficult to forecast when we will achieve profitability, if ever.

        We incurred net losses of $20,400 and $7,000 in the years ended December 31, 2004 and 2003, respectively and net losses of $860,786 and $2,701 in the six months ended June 30, 2005 and June 30, 2004, respectively. As of December 31, 2004, we had an accumulated deficit of $30,458, and as of June 30, 2005, we had an accumulated deficit of approximately $891,414. We have no revenues from operations and do not anticipate generating any revenues unless we receive revenues from production from our participation interest in the well drilled by Buttes Gas and Oil in connection with the off-shore oil and gas project in the United Arab Emirates. We expect to incur losses for the year ending December 31, 2005.

We estimate that we must raise approximately $10 million to fund our anticipated capital requirements and our obligations under the Participation Agreement with Buttes Gas and Oil prior to November 30, 2005.

        Our Participation Agreement with Buttes Gas and Oil required us to make a $2 million payment within seven days of signing the Participation Agreement and additional payments totaling $12.5 million before November 30, 2005. In June and July, 2005, we borrowed $3.95 million in short term bridge loans, which we repaid in August 2005, to fund our commitment to make a $5 million payment on or before July 15, 2005. We are required to make additional payments of $4 million on October 15, 2005, $1.5 million on November 1, 2005 and $2 million on November 30, 2005. We estimate that we will be required to raise approximately $10 million to meet our obligations under the Participation Agreement before November 30, 2005 and to satisfy our anticipated capital requirements for the remainder of 2005. In addition, we will need to make additional payments of $3.5 million on the spudding of the first well, $3.5 million within 30 days after the spudding of the first well and $3.5 million within 60 days after the spudding of the first well. We anticipate that the first well will be spudded in early 2006. We currently do not have arrangements in place to raise the capital to fund these obligations.

        If we default on our payment obligations and have advanced less than $12.5 million due under the Participation Agreement on or before November 30, 2005, we will forfeit all of the funds we have advanced and all interest in the wells to Buttes Gas and Oil and the Participation Agreement will terminate. Thereafter, if we default on our payment obligations, and have advanced at least $12.5 million under the Participation Agreement, Buttes Gas and Oil will complete the first well and pay any drilling and completion costs required for such completion if our payments are insufficient and our share of the production revenue from the well, if any, may be reduced.

Our only interest in the Mubarek Field oil project is the right to future production revenue for our advancement of funds.

        The Participation Agreement does not grant us any interest in the concession area other than the right to invest in a share of future production revenue. Under the terms of the Participation Agreement, Buttes Gas and Oil has agreed to conduct all drilling, field operations and related administrative services related to the wells. For our advancement of the drilling costs, we are entitled to receive a percentage of the production revenue as follows:

•	75% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed its total investment;

•	thereafter, 40% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed twice its total investment; and

•	thereafter, 9.2% of the combined production revenue from the wells, if any, until the expiration of the Participation Agreement.

less: (1) a 14.5% contribution to royalty obligations, (2) $3 per barrel of crude oil for operating costs and (3) certain other costs. Because we are not the operator, we are entirely dependent on the ability of Buttes Gas and Oil for future revenues from production at the Mubarek Field.

We have only nominal control over the timing or scope of the work done on the Mubarek Field project and are dependent on Buttes Gas and Oil to advance production.

        We have only nominal control over the drilling of the wells and after the initial two commitment wells of the timing of decisions to drill new wells at the Mubarek Field. Buttes Gas and Oil is responsible for all drilling, field operations and related administrative services related to the wells. We have chosen, in conjunction with Buttes Gas and Oil, the locations for drilling the first two wells, but we have no control over the timing of drilling the wells as we are subject to the availability of securing a drilling rig. We are dependent on Buttes Gas and Oil to successfully develop the wells at the Mubarek Field in conjunction with our technical advisers. The decisions of Buttes Gas and Oil to develop or otherwise exploit sites at the Mubarek Field will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. If Buttes Gas and Oil fails to successfully develop the wells or there is no production at the Mubarek Field, we lose our investment in Mubarek Field.

We depend on our executive officers for critical management decisions and industry contacts.

        We are dependent upon the continued services of our chief executive officer and chief financial officer, who have significant experience in the oil and gas industry. We do not carry key person insurance on their lives. The loss of the services of either of our executive officers, through incapacity or otherwise, would be costly to us and would require us to seek and retain other qualified personnel.  See “Management.”

A substantial or extended decline in oil and natural gas prices could reduce our future revenue and earnings.

        The price we receive for future oil and natural gas production will heavily influence our revenue, profitability, access to capital and rate of growth. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and currently oil and natural gas prices are significantly above historic levels. These markets will likely continue to be volatile in the future and current record prices for oil and natural gas may decline in the future. The prices we may receive for any future production, and the levels of this production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	actions by the Organization of Petroleum Exporting Countries, or OPEC;

•	political conditions, including embargoes, which affect other oil-producing activities;

•	levels of global oil and natural gas exploration and production activity;

•	levels of global oil and natural gas inventories;

•	weather conditions affecting energy consumption;

•	technological advances affecting energy consumption; and

•	prices and availability of alternative fuels.

        Lower oil and natural gas prices may not only decrease our future revenues but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may reduce our earnings, cash flow and working capital.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could substantially increase our costs and reduce our profitability.

        Oil and natural gas exploration is subject to numerous risks beyond our control, including the risk that drilling will not result in any commercially viable oil or natural gas reserves. Failure to successfully discover oil or natural gas resources at the Mubarek Field may result in the entire loss of the funds we advance to Buttes Gas and Oil. The decisions of Buttes Gas and Oil to develop or otherwise exploit sites at the Mubarek Field will depend in part on the evaluation of resource estimates based on assumptions that may turn out to be inaccurate.

        The total cost of drilling, completing and operating wells will be uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	land title problems; and

•	limitations in the market for oil and natural gas.

We currently have no proved oil and or gas reserves and therefore we may face difficulties raising financing to fund our obligations under the Participation Agreement.

        We have not discovered any oil and gas, and therefore we have no oil and gas reserves nor any revenue that would otherwise be generated from these reserves. Accordingly, we are unable to finance any of our overhead costs or obligations under the Participation Agreement from such revenues and will be required to fund these costs and expenses by offering additional debt or equity securities.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

        The Mubarek Field operations will be subject to risks associated with oil and natural gas operations.  Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect the payment of production revenues from the wells, if any. The oil and natural gas exploration activities of Buttes Gas & Oil will be subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

        Any of these risks could adversely affect our ability to operate or result in substantial losses to the Mubarek Field operations. These risks may not be insurable or Buttes Gas and Oil may elect not to obtain insurance if the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event that is not fully covered by insurance occurs, it could adversely affect us.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

        Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder access to oil and natural gas markets or delay production, if any, at the wells. The availability of a ready market for our future oil and natural gas production will depend on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Butte Gas and Oil’s ability to market its production will depend in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Failure to obtain such services on acceptable terms could materially harm our business. Buttes Gas and Oil may be required to shut-in wells for a lack of a market or because of the inadequacy or unavailability of gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver our production to market.

We are subject to complex laws that can affect the cost, manner and feasibility of doing business thereby increasing our costs and reducing our profitability.

        Development, production and sale of oil and natural gas are subject to laws and regulations. Buttes Gas and Oil may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

        Failure to comply with these laws may also result in the suspension or termination of operations and liabilities under administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our plans on a timely basis and within our budget.

        Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development operations at the Mubarek Field operations, which could have a material adverse effect on our business, financial condition or results of operations.

Competition in the oil and natural gas industry is intense, which may increase our costs and otherwise adversely affect our ability to compete.

        We operate in a highly competitive environment for prospects suitable for exploration, marketing of oil and natural gas and securing the services of trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for prospective oil and natural gas properties and prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit.  In order for us to compete with these companies, we may have to increase the amounts we pay for prospects, thereby reducing our profitability.

We may not be able to compete successfully in acquiring prospective reserves, developing reserves, marketing oil and natural gas, attracting and retaining quality personnel and raising additional capital.

        Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. Our inability to compete successfully in these areas could have a material adverse effect on our business, financial condition or results of operations.

We believe that period-to-period comparisons of our financial results are not meaningful and should not be relied upon as an indication of future performance because we recently changed the focus of our business plan from marketing flowers on the internet to engaging in the exploration and marketing of oil and natural gas.

        Prior to our entering into the Participation Agreement, we had no material business or operations. As a result, the historical information in this prospectus related to our prior operations will vary from our future results of operations. In addition, evaluation of our future prospects is difficult to assess because we have a limited operating history in the exploration and marketing of oil and natural gas. Our historical results of operations are not indicative of our future revenue and income potential.

Risks related to our securities and this offering

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

         Accordingly, investors will only see a return on their investment if the value of our securities appreciates.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

        The market price of our common stock has ranged from a high of $1.72 and a low of $0.48 during the twelve month period ended September 30, 2005. See “Market for Common Equity and Related Shareholder Matters” beginning on page 52 of this prospectus. We cannot assure you that the market price of our common stock will not significantly fluctuate from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

        We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered a penny stock and are subject to the penny stock rules.

        Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the period from November 6, 2003 to September 30, 2005, ranged between a high of $1.72 and a low of $0.00 per share, and our common stock is deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the stock and impede the sale of our stock in the secondary market.

        A broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

FORWARD-LOOKING STATEMENTS

        We use words like “expects,” “believes,” “intends,” “anticipates,” “plans,” “targets,” “projects” or “estimates” in this prospectus. When used, these words and other, similar words and phrases or statements that an event, action or result “will,” “may,” “could,” or “should” occur, be taken or be achieved, identify “forward-looking” statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined under the sections titled “Risk Factors and Uncertainties” beginning at page 4 of this prospectus, “Description of the Business” beginning at page 36 of this prospectus and “Management’s Discussion and Analysis” beginning at page 46 of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

        Our management has included projections and estimates in this prospectus, which are based primarily on management’s experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the Securities and Exchange Commission or otherwise publicly available. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

SELLING SHAREHOLDERS

        This prospectus covers the offering of up to 10,557,865 shares of our common stock by selling shareholders. We will not receive any proceeds from the sale of the shares by the selling shareholders.

        The shares issued to the selling shareholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

        The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” beginning on page 23 of this prospectus. Each of the selling shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of their registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

        We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholders Information

        The following is a list of the selling shareholders who own an aggregate of 10,557,865 shares of our common stock covered in this prospectus. The selling shareholders acquired the shares of common stock in our private placement of units. See “Transactions with Selling Shareholders” beginning on page 23 of this prospectus for further details. At September 30, 2005, we had 30,057,865 shares of common stock issued and outstanding.

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Giancarlo Mantegani Pres-De-La Gradelle A CH-1223 Cologny/Ge Switzerland	60,000	0.20%	60,000	0	0%
Anglo Irish Bank (Suisse) SA(4) 7, Rue Des Alpes Case Postal 1380 1211 Geneve 1 Switzerland	285,000	0.95%	285,000	0	0%
Adam & Company (Nominees) Limited(5) 22 Charlotte Square Edinburgh EH2 4DF United Kingdom	100,000	0.33%	100,000	0	0%
Bank Vontobel(6) Bahnhofstri, 3 P.O. Box CH-Zurich Switzerland	80,000	0.27%	80,000	0	0%
Swiss American Securities(7) 12 East 49 Street New York, NY 10017 United States	625,000	2.08%	625,000	0	0%
Nordheimer, S. A.(8) Cladio Coello Arango 76, 1 28001 Madrid Spain	15,125	0.05%	15,125	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Jose Cuervo-Arango Apdo 297 33200 Gijon Asturias Spain	7,562	0.03%	7,562	0	0%
Jose Llambias Salva Calle Joan Deia No 28 07141 Marratxi, Baleares Spain	20,000	0.07%	20,000	0	0%
Miguel Amengual Pomar Calle Rossinyol No 3 -3-A 07440 Muro, Beleares Spain	24,000	0.08%	24,000	0	0%
Antonio Jaume Sureda Calle Francisco Martin Mora No 62-5-1 07011 Palma de Mallorca Beleares Spain	64,000	0.21%	64,000	0	0%
Lester Chau Kinsford Garden, 106 Blue Pool Road Flat 1B, Happy Valley Hong Kong People's Republic of China	12,500	0.04%	12,500	0	0%
David Work B1, 101 Repulse Bay Road Hong Kong People's Republic of China	25,000	0.08%	25,000	0	0%
Mathew Brady 26 G Conduit Rd, Mid Levels Hong Kong People's Republic of China	12,500	0.04%	12,500	0	0%
Mark Bavis Flat A1 2 Scenic Villas Drive Pokfulam Hong Kong People's Republic of China	12,500	0.04%	12,500	0	0%
Tom Hardman Flat 26A, 70 Robinson Road Mid Levels, Hong Kong People's Republic of China	12,500	0.04%	12,500	0	0%
Mutualidad De La Policia(9) Ferrocarril 18, 4th floor, 28045 Madrid Spain	400,000	1.33%	400,000	0	0%
Roger D Williams 34956 Vintage Place Round Hill, VA 201412-2251 United States	50,000	0.17%	50,000	0	0%
Manuel Rodriguez Campins Opera Carmen 61 4 B 41007 Sevilla Spain	4,575	0.02%	4,575	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Alejandro Corbacho Sanchez De Ibarguen Gerardo Diego 1 Bloque 5 BjC 41013 Sevilla Spain	9,150	0.03%	9,150	0	0%
Cristina Meseguer Calero Monzon N 24 4 B 41012 Sevilla Spain	6,100	0.02%	6,100	0	0%
Jose Sanchez Marchena Cascai N 18 Montequinto 41089 Sevilla Spain	3,050	0.01%	3,050	0	0%
Jose Luis Garcia Lopez Ctra Cadiz 145 1B 41014 Sevilla Spain	9,150	0.03%	9,150	0	0%
Tomas Polo Sanchez Urbion 3 Bajo A 41005 Sevilla Spain	3,810	0.01%	3,810	0	0%
Angel Emilio Alaiz Barragan P Miguel De Unamuno 7 3 C 41020 Sevilla Spain	15,250	0.05%	15,250	0	0%
Manuel Ramirez Nieto Poeta Manuel Benitez Carrasco, 20 5 B 41013 Sevilla Spain	4,575	0.02%	4,575	0	0%
Pedro Luis Roman Sevillano Lumbreras 27 esc 2 1 C 41002 Sevilla Spain	13,725	0.05%	13,725	0	0%
Enrique Vidal Paz Apartado Correos 224 08870 Sitges Spain	9,000	0.03%	9,000	0	0%
Javier Roig Recasens Calle Cabelleros 75 - 77 08034 Barcelona Spain	250,000	0.83%	250,000	0	0%
Fernado Antonio Macias Maya Evangelista 69 Bioque 9-2 B 41011 Sevilla Spain	12,200	0.04%	12,200	0	0%
Ignacio Martin Velasco URB Maestranza Cl Bolivia, 2 Simon Verde 41120 Gelves (Sevilla) Spain	9,150	0.03%	9,150	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Jorge Amer Fernandez Calle Calatrava No 55-57 08017 Barcelona Spain	45,000	0.15%	45,000	0	0%
Antonio Aguilar Palomo San Vicente 32, esc 2 M 41002 Sevilla Spain	13,725	0.05%	13,725	0	0%
Leonardo Peña Galeote Pto. De La Mora 3 5 B 41006 Sevilla Spain	9,150	0.03%	9,150	0	0%
Pablo Trujillo Hernandez Pto. De La Mora 3 5 B 41006 Sevilla Spain	1,830	0.01%	1,830	0	0%
Pedro Mauri Argudo Valparaiso 4A, Bjos A 41013 Sevilla Spain	9,150	0.03%	9,150	0	0%
Luis Maria Cortes Mendez Av. Republica Argentina 6-4-B 41011 Sevilla Spain	9,150	0.03%	9,150	0	0%
Luis Alvarez Ariza Rosa Luxemburgo 28 BJ Derecha 41940 Tomares Sevilla Spain	9,150	0.03%	9,150	0	0%
Jeronimo Paez Perez Av Mejico Parque Stadium D-4 11405 Jerez De La Frontera, Cadiz Spain	9,000	0.03%	9,000	0	0%
Jose Antonio Paez Perez Av Mejico Parque Stadium D-4 11405 Jerez De La Frontera, Cadiz Spain	9,000	0.03%	9,000	0	0%
Remedios Perez Alvarez Av Mejico Parque Stadium D-4 11405 Jerez De La Frontera, Cadiz Spain	9,000	0.03%	9,000	0	0%
Francisco Muñoz Cardero Av Europa Bloque 16 1 A 41089 Sevilla Spain	2,280	0.01%	2,280	0	0%
Teresa Frois Lopez Felipe II N 28 1 1 41013 Sevilla Spain	4,500	0.01%	4,500	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Rafael Uceda Villamor Colombia 8, P4, 2 I 41013 Sevilla Spain	11,250	0.04%	11,250	0	0%
Antonio Calo Lopez Av Juventudes Musicales 3 5 A 41009 Sevilla Spain	4,575	0.02%	4,575	0	0%
Jose Carreto Majias Senador Enrique Cajas 2 41927 Mairena Del Aljarafe, Sevilla Spain	18,000	0.06%	18,000	0	0%
Jose Sombrero Gomez Po Extremadura 112 4 D 28011 Madrid Spain	10,000	0.03%	10,000	0	0%
Hermogenes Garcia Gonzalez Montacarmelo, 21 1-B 41011 Sevilla Spain	4,575	0.02%	4,575	0	0%
Francisco Paez Perez Río Jarama N° 5, Moron de la Frontera 41530 Sevilla Spain	9,300	0.03%	9,300	0	0%
Maria Elitania Picon Garrote Editor Jose Manuel Lara, 23 41013 Sevilla Spain	7,750	0.03%	7,750	0	0%
Rocio Villalba Rodriguez Palacio Valdes, 3 Gines 41960 Sevilla Spain	4,650	0.02%	4,650	0	0%
Alfredo Rosa Pienado Zaragoza 6, 2°B 41001 Sevilla Spain	4,650	0.02%	4,650	0	0%
Alfredo Montero Ortega Avenida Kansas City, 80, Portal 6, 3°C 41007 Sevilla Spain	9,300	0.03%	9,300	0	0%
Aurora Murillo San Roma Manuel Siurot, 3 BLQ 1, 1[a] Planta, puerta 3 41013 Sevilla Spain	9,150	0.03%	9,150	0	0%
Manuel Orriols Armengol Avenida Bon Repos No 3, Sant Esteve Sesrovires, CP 08635, Barcelona Spain	30,000	0.10%	30,000	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Synergy Resources Fund(10) Rue du Rhone 1204 Geneve Switzerland	125,000	0.42%	125,000	0	0%
Alan Taylor 22 Floor, 3 Lockhart Road Wan Chai Hong Kong People's Republic of China	25,000	0.08%	25,000	0	0%
Maurizio Guglielmo Via de Stefani 6 A, 32100, Belluno Italy	45,750	0.15%	45,750	0	0%
Accelera Ventures Ltd.(11) East Asia Chambers PO Box 901 Road Town, Tortola British Virgin Islands	62,500	0.21%	62,500	0	0%
Brown Brothers Harriman and Co.(12) 140 Broadway New York, New York United States	500,000	1.66%	500,000	0	0%
Paul Cornet c/o Capital Finance 36 Rue du Pinson B1170 Bruxelles Belgium	50,000	0.17%	50,000	0	0%
Rafael Saiz Heredero Avda Menende Pelayo, 67 28009 Madrid Spain	9,200	0.03%	9,200	0	0%
Daisy Davignon Rue Gatti de Gamond, 164 1180 Bruxelles Belgium	30,000	0.10%	30,000	0	0%
Ferrier Lullin & Cie SA(13) Rue Pierre-Fatio 7 Case Postal 3124 CH-1211 Genieve 3 Switzerland	62,500	0.21%	62,500	0	0%
Elizabeth Zelinger De Balkany 135 Route de Florissant CH-1231 Conches Switzerland	50,000	0.17%	50,000	0	0%
Axwell Business SA(14) c/o Crochet and Crochet 5 Quai de L'ile, 1204 Geneva Switzerland	1,500,000	4.99%	1,500,000	0	0%
Eric A Janssens 74 Boulevard D'Italie 98000 Monaco	172,500	0.57%	172,500	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Pictet Private Equity Investors SA Rue Jacqes Balmat 5 CH 1204 Geneva Switzerland	75,000	0.25%	75,000	0	0%
Van Well Daan Chemin des Corntillons 104 1292 Chambesy Switzerland	62,500	0.21%	62,500	0	0%
M L Management(15) Box 599 Providenciales Turks and Caicos Islands B.W.I.	315,788	1.05%	315,788	0	0%
IFG Investments Services Inc.(16) Suite 4, Temple Bldg Prince William and Main Charlestown St. Kitts & Nevis	1,512,959	5.03%	1,512,959	0	0%
Pagosa Industries Ltd(17) Box 228 Temple Financial Centre Providencials Turks and Caicos Islands B.W.I.	315,788	1.05%	315,788	0	0%
Agens AG(18) Landstrasse 104 9490 Vaduz Liechtenstein	1,578,321	5.25%	1,578,321	0	0%
Amerillo Services Corp(19) Samuel Lewis and 58 Street 0832 2692 WTC, Panama City Republic of Panama	76,875	0.26%	76,875	0	0%
Fernando Macia Maya Evangelista 69 Bloq 9 2 B 41011 Sevilla Spain	28,125	0.09%	28,125	0	0%
Botana Balear S.L.(20) Enrique Alzamora 2 Bajos Palma De Mallorca 07002 Baldares Spain	76,250	0.25%	76,250	0	0%
WUXI Corp(21) Torre Picaso, Planta 40, Plaza Pablo Ruiz Picaso 128080 Madrid Spain	187,500	0.62%	187,500	0	0%
Robert Kaplan 245 E 87th Street New York, NY 10128 United States	31,250	0.10%	31,250	0	0%
Javier Torralbo Leon Avda Eduardo Dato 45 2-C 41018 Sevilla Spain	9,375	0.03%	9,375	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Jose Ramon Sanchez Diaz c/ San sebastian 10, 8-B 21004 Hvelva Spain	9,375	0.03%	9,375	0	0%
Carlos Alonso Lopez Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	1,500	0.00%	1,500	0	0%
Ines Plaza Conde Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	1,500	0.00%	1,500	0	0%
Lois Alfonso Fernandez Ramirez Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	1,500	0.00%	1,500	0	0%
Antonio Sonz Barrio Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	3,000	0.01%	3,000	0	0%
Louis Blonco Yusta Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	3,000	0.01%	3,000	0	0%
Jorge Gomez Casla Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	7,500	0.02%	7,500	0	0%
Miguel Angel Dominguez Lopez Av Menendez Pelayo 67 2 Banco Finantia 28009 Madrid Spain	3,000	0.01%	3,000	0	0%
Jose Dominguez Martinez Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	1,500	0.00%	1,500	0	0%
Danel Trading Limited Inc.(22) Urhancacion Obarrio Swiss Tower Piso 16 Panama Republic of Panama	200,000	0.67%	200,000	0	0%
Blenton Management(23) Beateit M Cabal Street Panama Republic of Panama	250,000	0.83%	250,000	0	0%
Merle Parsons 12634 Stony Plain Road Edmonton, Alberta T5T 6N6 Canada	44,575	0.15%	44,575	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Neil Cunningham 757 Haliburton Cres Edmonton, Alberta T6R 2Z7 Canada	10,000	0.03%	10,000	0	0%
John Fraser 300 31 Bastiian Sq Victoria, BC V8N 1J1 Canada	50,000	0.17%	50,000	0	0%
Suhail Khoury 12520 102 Ave Edmonton, Alberta T5N 0M3 Canada	20,000	0.07%	20,000	0	0%
Alan R Mabee 10205 137 Street Edmonton, Alberta T5N 2G8 Canada	7,500	0.02%	7,500	0	0%
G3T, S.L.(24) Jorge Gracia, Diagonal 477, PL 18 08036 Barcelona Spain	112,500	0.37%	112,500	0	0%
BCN Gordia S.L.(25) Jorge Gracia, Diagonal 477, PL 18 08036 Barcelona Spain	112,500	0.37%	112,500	0	0%
Arnauld Mendes Keferstr. 3 80802 Munchen Germany	200,000	0.67%	200,000	0	0%
Maria Paz Rivera Perez c/ Alberto Lista 7, Bajo A 41002 Sevilla Spain	4,688	0.02%	4,688	0	0%
Angela Maria Macias Maya c/ Evangelista No 69, Blq 9 41010 Sevilla Spain	9,375	0.03%	9,375	0	0%
Juan Ignacio Contreras Mora c/ Antioquia, 1, 2, 8 B 41007 Sevilla Spain	9,375	0.03%	9,375	0	0%
Clemente Macias Terron c Juan Diaz de Solis, 9, Bloc 5 41010 Sevilla Spain	9,375	0.03%	9,375	0	0%
Antonio David Lagares Valle Avda Europa 16, 1 D 41089 Sevilla Spain	9,375	0.03%	9,375	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Lucia Yllescas Villalonga c/ Alberto Lista 7, Bajo A 41002 Sevilla Spain	3,125	0.01%	3,125	0	0%
Mendosa Y Rios 25 S.L.(26) Alfonso XII, 15 41001 Sevilla Spain	9,375	0.03%	9,375	0	0%
Vincente Rodriguez De La Rosa c/ Jesus de la Pasion S/N 21004 Hvelva Spain	9,375	0.03%	9,375	0	0%
Francisco Javier Martinez Perez Autovla Sevilla - Malaga Km 9 41500 Alcala Guadaira Spain	9,375	0.03%	9,375	0	0%
Juan Manuel Sobrino Carmona Margarita No 14 Villa Olivar de Rvinta 41089 Dos Hermanas Spain	4,688	0.02%	4,688	0	0%
Jose Lois Garcia Lopez c/ Monzon No 24, 4 B 41013 Sevilla Spain	9,375	0.03%	9,375	0	0%
Angel Emilio Alaiz Barragan Paseo Miguel de Unamuno No 7, 3 C 41020 Sevilla Spain	4,688	0.02%	4,688	0	0%
Manuel Martin Naranjo Real 25 Cantillana Spain	4,688	0.02%	4,688	0	0%
Edificaciones Marsol S.A.(27) Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	9,200	0.03%	9,200	0	0%
Luis Fernandez Canizares Av Menendez Pelayo 67 Banco Finantia 28009 Madrid Spain	9,100	0.03%	9,100	0	0%
Carlos Sarabia Vives	4,500	0.01%	4,500	0	0%
Maria Jose Macias Maya Evangelista No 69, Blq 9 41010 Sevilla Spain	9,375	0.03%	9,375	0	0%

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered	Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(3)
Maria Ascension Fernandez Morgaz Turia No 30, 1 F 41900 Camas Spain	9,375	0.03%	9,375	0	0%
David Gonzalez Clavijo Avda Kansas City, 34, 2-2, 3 41007 Sevilla Spain	9,375	0.03%	9,375	0	0%
Antonio Macias Duran Evangelista No 69, Blq 9 41010 Sevilla Spain	9,375	0.03%	9,375	0	0%
Butsem S.A.(28) c/o Cofis Compagnie Fiduciaire Case Postal 413 CM-1001 Lausanne Switzerland	50,000	0.17%	50,000	0	0%
	10,557,865	35.13%	10,557,865

(1)	All percentages are based on 30,057,865 shares of common stock issued and outstanding on September 30, 2005.

(2)

This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See "Plan of Distribution" beginning on page 23.

(3)	Assumes that all shares registered for resale by this prospectus have been issued and sold.

(4)

Jean-Denis Braillard and Thierry Weber, Rue des Alpes, CP 1380, 1211 Geneve 1, Switzerland, as the principals of Anglo Irish Bank (Suisse) SA, have ultimate voting power and control over these shares, including control over the disposition of such shares.

(5)

Ross D. McDonald, 22 Charlotte Square, Edinburgh, EH2 4DF, as the principal of Adam & Company (Nominees) Limited, has ultimate voting power and control over these shares, including control over the disposition of such shares.

(6)

T. Dettwyler and M. Knechtle, Bahnhotstr, 3 P.O. Box CH-Zurich, Switzerland as the principals of Bank Vontobel, have ultimate voting power and control over these shares, including control over the disposition of such shares.

(7)

R. Stephani and E. Simons, 20 Bd. des Philosophes, 1205 Geneve, Switzerland, as the principal of Banque Mees Pierson, have ultimate voting power and control over these shares, including control over the disposition of such shares.

(8)

Carlos Cuervo-Arango, Mirlo, 2 Pozuelo, 28223 Madrid, Spain, as the principal of Nordheimer, S.A., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(9)

Francisco Alejandro Pavon, c/Ferrocarril 18-45 Planta, 28045 Madrid, Spain, as the principal of Mutualidad de La Policia, has ultimate voting power and control over these shares, including control over the disposition of such shares.

(10)

Majid El Solh, Rue du Rhone, 1204 Geneva, Switzerland, as the principal of Synergy Resources Fund Ltd., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(11)

Dennis Kam Thai Leong, Room 1408 Harcourt House, 39 Glouchester Road, Wanchai, Hong Kong, as the principal of Accelera Ventures Limited, has ultimate voting power and control over these shares, including control over the disposition of such shares.

(12)

Hubert Lance Huet, co/o Fortis Prime Fund Solutions (Asia) Limited, 28/F, Fortis Bank Tower, 77-79 Gloucester Road, Hong Kong, has ultimate voting power and control over these shares, including control over the disposition of such shares.

(13)

Naguy Kolleger and Stephane Comazzi, Rue Pierre-Fatio 7, Case postale 3142, CH-1211 Geneve 3, Switzerland as the principals of Ferrier Lullin & Cie SA, has ultimate voting power and control over these shares, including control over the disposition of such shares.

(14)

Catherine Crochet, Crochet and Crochet, 5 Quai de L’ile, 1204 Geneva Switzerland, as the principal of Axwell Business S.A., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(15)

Keith Burant, Barbara Virgil and Donella Fulford, Box 599, Providenciales, Turks and Caicos Islands, as the principal of M L Management Ltd., have ultimate voting power and control over these shares, including control over the disposition of such shares.

(16)

Daniel MacMullin, suite 4, Temple Bldg., Prince William and Main Charlestown, Federation of St. Kitts and Nevis West Indies, as the principal of IFG Investments Services Inc., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(17)

Greg Greatrex, PB818 Providenciales, Turks and Caicos Island, as the principal of Pagosa Industries Ltd, has ultimate voting power and control over these shares, including control over the disposition of such shares.

(18)

Nigg Georg and Roland, Landstrasse 104, FL-9490 Vaduz, Liechtenstein, as the principal of Agens Aktiengesellshaft (AG), have ultimate voting power and control over these shares, including control over the disposition of such shares.

(19)

Philippe Cottier, Rue du Rhone 65, 1204 Geneve, Switzerland, as the principal of Amarello Services Corp., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(20)

Jaime Ginard Villarreal, Enrique Alzamora, 2 Bajos 07002, Palma De Mallorca, Spain, as the principal of Botana Balear, S.L., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(21)

Jose Maria Olle, Torre Picaso, Planta 40, Plaza Pablo Ruiz Picaso, 1 28080 Madrid, Spain, as the principal of WUXI Corp, has ultimate voting power and control over these shares, including control over the disposition of such shares.

(22)

Nicolos Hoffmann, Urbanizacion Obarrio Swiss Tower, Piso 16 Panama, Republic of Panama, as the principal of Danel Trading Limited Inc., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(23)

Jean-Louis Tsimaratos and Marco Longinotti Buitoni, Cabal Street, Banco Aliado Building, Panama City, Panama, as the principal of Blenton Management S.A. have ultimate voting power and control over these shares, including control over the disposition of such shares.

(24)

Jorge Gracia Silvestre, Diagonal 477, PL 18, 08036 Barcelona, Spain, as the principal of G3T, S.L., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(25)

Jorge Gracia Silvestre, Diagonal 477, PL18, 08036 Barcelona, Spain, as the principal of BCN Gordia, S.L. has ultimate voting power and control over these shares, including control over the disposition of such shares.

(26)

Baldomero Hidalgo Sanchez, Alfonso XII, 15 Sevilla 41001, Spain, as the principal of Mendosa Y Rios 25 S.L., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(27)

Antonio Carbo, Juan de Urbieta, 16, 28007 Madrid, Spain, as the principal of Edificaciones Marsol S.A., has ultimate voting power and control over these shares, including control over the disposition of such shares.

(28)

Andres Escarpenter, c/o Cofis Compagnie Fiduciaire, 80 Av Romaine Casepostal 413, CH-1001 Lausanne, Switzerland, as the principal of Butsem, S.A., has ultimate voting power and control over these shares, including control over the disposition of such shares.

        Based on information provided to us, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Shareholders

        On July 26, 2005, we issued a total of 1,716,687 shares of common stock at $0.80 per share to pursuant to subscriptions in a private placement to selling shareholders. We offered and sold these shares outside the United States to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration available under Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act. The shares in amounts set forth in the table above were issued to the following selling shareholders: Giancarlo Mantengani, Anglo Irish Bank (Suisse) SA, Adam & Company (Nominees) Ltd., Bank Vontobel, Swiss American Securities, Nordheimer, S.A., Jose Cuervo-Arango, Jose Llambias Salva, Miguel Amengual, David Work, Tom Hardman, Mark Bavis, Mutualidad De La Policia and Rodger D. Williams.

        On August 25, 2005, we accepted subscriptions for a total of 8,841,178 shares of common stock at $0.80 per share for total proceeds of approximately $7,072,942.40 (less finder's fees of 10%), in connection with a private placement to the selling shareholders and issued a treasury order to our transfer agent. Our transfer agent delivered the shares certificate to the investors on September 9, 2005. We offered and sold these shares outside the United States to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration provided by Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act.

        In June and July, 2005 we accepted bridge loans from four selling shareholders, M L Management, IFG Investments Services, Inc., Pagosa Industries Ltd. and Agens AG. In August, 2005, portions of the amounts due under these bridge loans were converted into subscriptions for shares of our common stock at a price of $0.80 per share.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

        The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

        Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

        Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

•	the name of each selling shareholder(s) and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

LEGAL PROCEEDINGS

        Neither we nor any of our property are currently subject to any material legal proceedings or other regulatory proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table sets forth certain information with respect to our current directors, executive officers and key employees. The term for each director expires at our next annual meeting or until his or her successor is appointed. The ages of the directors, executive officers and key employees are shown as of September 30, 2005.

Name	Position	Director/Officer Since	Age

Donald C. Cameron	Chief Executive Officer and	July 26, 2005	48
	Principal Executive Officer

Daniel F. Meyer	President, Secretary, Treasurer and Director	December 20, 2004	51

James R. Screaton	Vice President, Finance and	August 25, 2005	49
	Chief Financial Officer

Michael D. Noonan	Vice President, Corporate	August 25, 2005	47

        Donald C. Cameron – Chief Executive Officer. Donald C. Cameron, age 48, has been the Company’s Chief Executive Officer since July 26, 2005. Mr. Cameron brings to Sky Petroleum, Inc. over 20 years of senior executive experience in business development and in the oil and gas industry. As former Vice President, Development of the Calgary based oil and gas firm Yangarra Resources, Mr. Cameron specialized in mergers, acquisitions and investment strategies. In his senior capacity with that company he played an instrumental role evaluating petroleum purchase opportunities, identifying potential public junior takeover candidates and raising capital funding. Among his prior achievements, Mr. Cameron was former senior Vice President, Development for Nova Scotia based Sobey’s, a national conglomerate with annual sales in excess of $10 billion. In his senior position, he was a key member of the leadership team responsible for profit and loss and achieving targets set for increased profitability and efficiency of diverse businesses. During this period he successfully spearheaded a three-year capital and business development plan valued at $350 million. Since 2004, Mr. Cameron has served as a director of Calgary based oil and gas firms Entrada Energy Inc. and Trioil Ltd. Mr. Cameron holds a Bachelor of Arts degree in Economics and Business from Queen’s University, Kingston, Ontario, Canada.

        Daniel F. Meyer – President, Secretary, Treasurer and Director. Daniel F. Meyer, age 51, has been the Company’s President, Secretary and Treasurer and a director since December 20, 2004. From November 2003 to the present, Mr. Meyer was self-employed as a financial consultant. From April 2003 to November 2003, Mr. Meyer was Vice President of Operations for Canada’s Choice at Home’n Officer Inc., a division of Canada’s Choice

Spring Water Co. Mr. Meyer was responsible for all operations, marketing and client relationship management for Northern Alberta. From 1994 to 2003, Mr. Meyer was president and principle shareholder of Canyon Springs Water Co. Ltd., a private Alberta bottled water company. Mr. Meyer was responsible for overseeing all aspects of the business, including client relations, marketing, strategic planning, transportation and financial and business development. Under Mr. Meyer’s management, Canyon Springs grew to be one of the largest bottled water companies in Alberta, packaging both wholesale and retail water products for distribution to home, office, major grocery chains and other major distribution plants such as Dairyland Alberta. Canyon Springs had offices in Edmonton and Calgary. The company was purchased by Canada’s Choice in 2003.

        James R. Screaton – Vice President, Finance and Chief Financial Officer. James R. Screaton, age 49, has been the Company’s Vice President, Finance and Chief Financial Officer since August 25, 2005. Mr. Screaton obtained a degree in B. Commerce (Honours) in 1979 from Queen’s University and has his Chartered Accountant certification from the Institutes of Chartered Accountants of Ontario and Alberta. Mr. Screaton was Vice President, Finance and Chief Financial Officer of Sentra Resources Corporation from 2003 until September 2004, at which time Sentra was sold to Blue Mountain Energy Ltd. Sentra was a public company that traded on the Toronto Stock Exchange. In 2003, he acted as financial advisor and CFO for two start-up companies in the energy sector. From 1996 to 2003, he was VP Finance, Corporate Secretary and a director of Harvard International Resources Ltd., a private oil and gas company. From 1991 to 1996, he was the Controller at Numac Energy Inc. a public company with operations in Canada and Africa, and prior thereto had gained extensive financial and accounting experience at Amerada Hess Canada Ltd., Esso Resources Canada Limited and Ernst & Young Chartered Accountants. Mr. Screaton is on the Board of Directors of the Small Explorers & Producers Association of Canada (SEPAC) and serves as Co-Chairman of both the Finance Committee and the Securities Compliance Committee.

        Michael D. Noonan – Vice President, Corporate. Michael D. Noonan, age 47, has been the Company’s Vice President, Corporate since August 25, 2005. Mr. Noonan has more than 15 years of investor relations, corporate finance and corporate governance experience. Prior to joining the Company, Mr. Noonan worked for Forgent Networks since May, 2002 where he most recently served as the Senior Director of Investor Relations. Prior to working at Forgent, Mr. Noonan was employed for two years by Pierpont Communications, an investor and public relations firm, where he was a Senior Vice President. Mr. Noonan has also served as director of investor relations and corporate communications at Integrated Electrical Services, a electrical services company, and manager of investor relations and public affairs for Sterling Chemicals, a manufacturer of commodity chemicals. Mr. Noonan is a member of the National Investor Relations Institute (NIRI) and is past president of the award-winning NIRI Houston chapter. He received a Master of Business Administration degree from Athabasca University in Alberta, Canada and a Bachelor of Arts degree in Business Administration and Economics from Simon Fraser University in British Columbia, Canada.

        None of our executive officers or key employees are related by blood, marriage or adoption to any other director or executive officer.

Right to Appoint Directors

        On September 20, 2005, we entered into an agreement with Sheikh Hamad Bin Jassen Bin Jaber Al Thani, wherein the Sheikh purchased 3,055,556 shares of our Series A Preferred Stock, representing all the authorized shares of Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to elect one director to our Board of Directors. As of October 10, 2005, the Sheikh has not exercised this right. After purchasing the Series A Preferred Stock, the Sheikh holds 15,296,424 shares of our common stock assuming conversion of the Series A Preferred stock on a 4 for 1 basis, consisting of 12,222,224 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and 3,074,200 shares of Common Stock.

Board Committees

Audit Committee

        We do not have an Audit Committee. Our board of directors performs the functions of an Audit Committee, including engaging a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management’s administration of the system of internal accounting controls. We do not currently have a written audit committee charter or similar document.

        We have no financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive.

Nominating Committee

        We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors performs the functions associated with a Nominating Committee. Prior to July 26, 2005, we did not compensate our

Chief Executive Officer or any of our officers or directors. The compensation of Donald Cameron, our new Chief Executive Officer, was determined through negotiation between Mr. Cameron and our board of directors.

        To our knowledge, there is no arrangement or understanding between any of our officers and any other person pursuant to which the officer was selected to serve as an officer.

Board Compensation

        No director receives any compensation for his services as a director.

Code of Ethics

        A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;

3.	Compliance with applicable governmental laws, rules and regulations;

4.	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and 5. Accountability for adherence to the code.

        We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our sole officer and director serves in all the above capacities.

        Prior to July 26, 2005, we only had limited business operations and only one officer and director operating as our sole management and believed a code of ethics would have had limited utility. We are in the process of considering the adoption of a code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal years ended December 31, 2004 and 2003.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Daniel Meyer(1)	2004	__	__	__	__	__	__	__
President &
Secretary,
Treasurer,
Director

Christine L. Szymarek	2004	__	__	__	__	__	__	__
Former, President &	2003	__	__	__	__	__	__	__
Secretary,	2002	__	__	__	__	__	__	__
Treasurer,
Director

Donald C. Cameron	2004	__	__	__	__	__	__	__
Chief Executive
Officer(2)

James R. Screaton	2004	__	__	__	__	__	__	__
Vice President,
Finance and Chief
Financial Officer(3)

Michael Noonan(4)	2004	__	__	__	__	__	__	__
Vice President,
Corporate

(1)	Mr. Meyer was elected as a director at the annual meeting of shareholders on December 20, 2004.

(2)

Mr. Cameron was appointed as our Chief Executive Officer on July 26, 2005. He was not an officer during 2004, 2003 or 2002. See, “Employment Contracts and Termination of Employment and Change-In-Control Arrangements” for a description of his compensatory arrangements for 2005.

(3)

Mr. Screaton was appointed as our Vice President, Finance and Chief Financial Officer on August 25, 2005. He was not an officer during 2004, 2003 or 2002. See, “Employment Contracts and Termination of Employment and Change-In-Control Arrangements” for a description of his compensatory arrangements for 2005.

(4)

Mr. Noonan was appointed as our Vice President, Corporate on August 25, 2005. He was not an officer during 2004, 2003 or 2002. See, “Employment Contracts and Termination of Employment and Change-In-Control Arrangements” for a description of his compensatory arrangements for 2005.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

        We did not grant any stock options or stock appreciation rights during the years ended December 31, 2004 or December 31, 2003.

        Subsequent to December 31, 2004, we adopted an incentive stock plan for Canadian residents on July 26, 2005, and an incentive stock plan for non-Canadian residents on August 25, 2005. Our stock incentive plan for Canadian residents authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock and our stock incentive plan for non-Canadian residents authorizes the issuance of stock options to acquire up to a maximum of 3,321,600 shares of common stock (less the number of shares issuable upon exercise of options granted by us under all other stock incentive plans on the date of any grant under the plan).

        The following table sets forth the stock options granted to our named executive officers and directors during the period from January 1, 2005 to September 30, 2005. No stock appreciation rights were awarded.

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year(1)	Exercise or base price ($/Sh)	Expiration date

Daniel Meyer(2)	--	--	--	--
President,
Secretary, Treasurer and
Director

Donald C. Cameron(3)	500,000	20%	$0.50	--
Chief Executive	500,000	20%	$0.80	--
Officer	500,000	20%	$1.00	--

James R. Screaton(4)	133,333	5.33%	$0.50	--
Vice President, Finance	133,333	5.33%	$0.80	--
and Chief Financial	133,334	5.33%	$1.00	--
Officer

Michael Noonan(5)	600,000	24%	$1.29	--
Vice President, Corporate

Total	2,500,000	100%

(1)	We issued options to acquire a total of 2,500,000 common shares to our officers, directors and employees during the period from January 1, 2005 to September 30, 2005.

(2)	Mr. Meyer was elected as a director at the annual meeting of shareholders on December 20, 2004.

(3)

Mr. Cameron was appointed as our Chief Executive Officer on July 26, 2005. On July 26, 2005, we granted Mr. Cameron options to purchase 1,500,000 shares of common stock of which 500,000 exercisable at $0.50 vest on April 30, 2006, 500,000 exercisable at $0.80 per share vest on April 30, 2007 and 500,000 exercisable at $1.00 per share vest on April 30, 2008.

(4)

Mr. Screaton was appointed as our Vice President, Finance and Chief Financial Officer on August 25, 2005. On August 25, 2005, we agreed to grant Mr. Screaton options to purchase 400,000 shares of common stock of which 133,333 exercisable at $0.50 vest on April 30, 2006, 133,333 exercisable at $0.80 per share vest on April 30, 2007 and 133,334 exercisable at $1.00 per share vest on April 30, 2008.

(5)

Mr. Noonan was appointed as our Vice President, Corporate on August 25, 2005. On September 21, 2005, we granted Mr. Noonan options to purchase 600,000 shares of common stock at $1.29 per share, of which 200,000 shares vest on April 30, 2006, 200,000 vest on April 30, 2007 and 200,000 shares vest on April 30, 2008.

Long Term Incentive Plan Awards

        No long-term incentive plan awards have been made by the Company to date.

Defined Benefit or Actuarial Plan Disclosure

        We do not provide retirement benefits for the directors or officers.

Compensation of Directors

        None of our directors received compensation for their service as directors during the fiscal year ended December 31, 2004.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Consulting Agreement with Donald Cameron

        In connection with the appointment of Mr. Donald C. Cameron as our Chief Executive Officer on July 26, 2005, we entered into an Independent Contractor Services Agreement and a Confidentiality Agreement, effective April 1, 2005, with Donald C. Cameron Consulting Ltd. for the services of Mr. Cameron as our Chief Executive Officer. Under these agreements, Mr. Cameron will serve as our Chief Executive Officer until July 31, 2006 at a base salary of $11,000 per month. Under the terms of the Confidential Agreement, Mr. Cameron is prohibited from disclosing certain confidential information with respect to Sky Petroleum for a period of five years following the termination of the Independent Contractor Services Agreement. In connection with Mr. Cameron’s appointment as Chief Executive Officer, we granted Mr. Cameron options to purchase 1,500,000 shares of common stock of which 500,000 exercisable at $0.50 vest on April 30, 2006, 500,000 exercisable at $0.80 per share vest on April 30, 2007 and 500,000 exercisable at $1.00 per share vest on April 30, 2008.

Consulting Agreement with James Screaton

        In connection with the appointment of Mr. James Screaton as our Chief Financial Officer on August 25, 2005, we entered into an Independent Contractor Services Agreement and a Confidentiality Agreement, effective April 1, 2005, with Shorewood Financial Inc. for the services of Mr. Screaton as our Chief Financial Officer. Under these agreements, we anticipate that Mr. Screaton will serve as our Chief Financial Officer until July 31, 2006 at a salary of $500 per day on a per diem basis. Under the terms of the Confidentiality Agreement, Mr. Screaton is prohibited from disclosing certain confidential information with respect to Sky Petroleum for a period of five years following the termination of the Independent Contractor Services Agreement. In connection with Mr. Screaton’s appointment as Chief Financial Officer, we agreed to grant Mr. Screaton options to purchase 400,000 shares of common stock of which 133,333 exercisable at $0.50 vest on April 30, 2006, 133,333 exercisable at $0.80 per share vest on April 30, 2007 and 133,334 exercisable at $1.00 per share vest on April 30, 2008.

Consulting Agreement with Michael Noonan

        In connection with the appointment of Mr. Michael Noonan as our Vice President Corporate on August 25, 2005, we entered into an Independent Contractor Services Agreement and a Confidentiality Agreement for the services of Mr. Noonan as our Vice President Corporate. Under these agreements, we anticipate that Mr. Noonan will serve as our Vice President Corporate until July 31, 2006 at a base salary of $10,000 per month. Under the terms of the Confidentiality Agreement, Mr. Noonan is prohibited from disclosing certain confidential information with respect to Sky Petroleum for a period of five years following the termination of the Independent Contractor Services Agreement. In connection with Mr. Noonan’s appointment as Vice President Corporate, we granted Mr. Noonan stock options exercisable to acquire 600,000 shares of common stock exercisable at $1.29 per share of which 200,000 shares vest on April 30, 2006, 200,000 vest on April 30, 2007 and 200,000 shares vest on April 30, 2008.

Consulting Agreement with Daniel Meyer

        We pay Daniel Meyer a consulting fee of $5,000 per month for his services as our President under the terms of an arrangement approved by the Board of Directors.

Report on Repricing of Options/SARs

        We did not reprice any options or SARs outstanding during the fiscal year ended December 31, 2004.

Board Compensation Committee Report on Executive Compensation

        The primary objectives of our executive compensation program are to enable us to attract, motivate and retain outstanding individuals and to align their success with that of our shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual’s overall experience, responsibility and performance. Our executive compensation program consists of a base salary, performance bonuses and stock options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of September 30, 2005 by:

•	each person who is known by us to beneficially own more than 5% of our issued and outstanding shares of common stock;

•	our named executive officers;

•	our directors; and

•	all of our executive officers and directors as a group.

Name of Shareholder	Address	Amount and Nature of Beneficial Ownership		Percent of Class(1)

Directors and Named Executive Officers

Daniel Meyer(2)	Suite 200 - 625 4th Ave. SW	2,000,000	(2)	6.65%	(2)
President, Secretary, Treasurer and Director	Calgary, Alberta, Canada T2P OK2

Donald C. Cameron(3) Chief Executive Officer	Suite 200 - 625 4th Ave. SW Calgary, Alberta, Canada T2P OK2	--		--

James R. Screaton(4)	Suite 200 - 625 4th Ave. SW	--		--
Vice President, Finance and Chief Financial Officer	Calgary, Alberta, Canada T2P OK2

Michael Noonan(5)	108 Wild Basin Road	--		--
Vice President, Corporate	Austin, Texas USA 78746

All Officers & Directors as a		2,000,000	(2)	6.65%	(2)
Group

5% Shareholders

Sheikh Hamad Bin Jassen Bin Jaber Al Thani(6)	PO Box 4044 Alwajbam Palace Dotia, Qatar	15,296,424	(6)	36.18%	(6)

(1)

Based on 30,057,865 shares issued and outstanding as of September 30, 2005, plus, for each person, the number of shares of common stock such person has the right to acquire within the 60 days after such date. Excludes 12,222,224 shares of common stock acquirable upon conversion of Series A Preferred Stock.

(2)	Mr. Meyer was elected as a director at the annual meeting of shareholders on December 20, 2004. On August 25, 2005, we accepted 12,000,000 shares of common stock for cancellation from Mr. Meyer.

(3)

Mr. Cameron was appointed as our Chief Executive Officer on July 26, 2005. On July 26, 2005, we granted Mr. Cameron options to purchase 1,500,000 shares of common stock exercisable at exercise prices of $0.50 to $1.00 per share. None of the options will vest within 60 days of September 30, 2005.

(4)

Mr. Screaton was appointed as our Vice President, Finance and Chief Financial Officer on August 25, 2005. On August 25, 2005, we agreed to grant Mr. Screaton options to purchase 400,000 shares of common stock exercisable at exercise prices of $0.50 to $1.00 per share. None of the options will vest within 60 days of September 30, 2005.

(5)

Mr. Noonan was appointed as our Vice President, Corporate on August 25, 2005. On September 21, 2005, we granted Mr. Noonan options to purchase 600,000 shares of common stock at $1.29 per share, of which 200,000 shares vest on April 30, 2006, 200,000 vest on April 30, 2007 and 200,000 shares vest on April 30, 2008. None of the options will vest within 60 days of September 30, 2005.

(6)	Includes 3,074,200 shares of common stock held by the Sheikh and 12,222,224 shares of common stock issuable upon conversion of 3,055,556 shares of Series A Preferred Stock held by the shareholder.

        We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

        We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for the transactions described below, none of our directors, named executive officers or more-than-five-percent shareholders, nor any associate or affiliate of the foregoing, have any interest, direct or indirect, in any transaction, from our inception (August 2002) to the date of this prospectus, or in any proposed transactions which has materially affected or will materially affect us.

Equity Compensation Plan Information

        Subsequent to December 31, 2004, we adopted an incentive stock plan for Canadian residents on July 26, 2005, and an incentive stock plan for non-Canadian residents on August 25, 2005. Our stock incentive plan for Canadian residents authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock and our stock incentive plan for non-Canadian residents authorizes the issuance of stock options to acquire up to a maximum of 3,321,600 shares of common stock (less the number of shares issuable upon exercise of options granted by the us under all other stock incentive plans on the date of any grant under the plan).

Adoption of Canadian Stock Option Plan

        On July 26, 2005, we adopted, subject to receiving shareholder approval, the Sky Petroleum, Inc. Canadian Stock Option Plan, effective as of April 1, 2005. The Canadian Plan authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock. The purpose of the Canadian Plan is to aid us in retaining and attracting Canadian residents that are capable of enhancing our prospects for future success, to offer such personnel additional incentives to exert maximum efforts for the success of our business, and to afford such personnel an opportunity to acquire a proprietary interest in the company through stock options. Our Board of Directors or our Compensation Committee, if any, will administer the Canadian Plan and determine the terms and conditions under which options to purchase shares of our common stock may be awarded. The term of an option granted under the Canadian Plan cannot exceed seven years and the exercise price for options granted under the Canadian Plan cannot be less than the fair market value of our common stock on the date of grant.

Adoption of 2005 Non-Canadian Stock Incentive Plan

        On August 25, 2005, we adopted, subject to receiving shareholder approval, the Sky Petroleum, Inc. 2005 U.S. Stock Incentive Plan for non-Canadian residents. The non-Canadian Plan authorizes the issuance of stock options and other awards to acquire up to a maximum of 3,321,600 shares of our common stock (less the number of shares issuable upon exercise of options granted by us under all other stock incentive plans on the date of any grant under the plan). The purpose of the non-Canadian Plan is to aid the Company in retaining and attracting non-Canadian personnel capable of enhancing our prospects for future success, to offer such personnel additional incentives to exert maximum efforts for the success of our business, and to afford such personnel an opportunity to acquire a proprietary interest in the company through stock options and other awards. The non-Canadian Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), options that are not incentive stock options, stock appreciation rights and various other stock-based grants. Our Board of Directors or a committee thereof, if any, will administer the non-Canadian Plan and determine the terms and conditions under which options to purchase shares of our common stock or other awards may be granted to eligible participants. The term of an incentive stock option granted under the U.S. Plan cannot exceed ten years and the exercise price for options granted under the non-Canadian Plan cannot be less than the fair market value of our common stock on the date of grant.

Equity Compensation Plan Information

The following table sets forth information related to our equity compensation plans as of September 30, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity Compensation	--	--	--
Plans approved by
Security Holders(1)(2)

Equity Compensation	2,500,000	$ 0.892	821,600
Plans not approved by
Security Holders

Total	2,500,000		821,600

(1)

We have two stock option plans: a stock incentive plan for Canadian residents and a stock incentive plan for non-Canadian residents. Our stock incentive plan for Canadian residents authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock and our stock incentive plan for non-Canadian residents authorizes the issuance of stock options to acquire up to a maximum of 3,321,600 shares of common stock (less the number of shares issuable upon exercise of options granted by the us under all other stock incentive plans on the date of any grant under the plan).

(2)	We intend to submit our incentive stock option plans for shareholder approval at our next annual meeting of shareholders.

DESCRIPTION OF SECURITIES

        Sky Petroleum is authorized to issue 150,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.

Common Stock

        Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of our common stock may cumulate votes in voting for our directors.

        Subject to the rights of the holders of any our preferred stock that may be outstanding from time to time, each share of our common stock will have an equal and ratable right to receive dividends as may be declared by our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of our corporation, will be entitled to share equally and ratably in the assets available for distribution to our shareholders. No holder of our common stock will have any preemptive right to subscribe for any our securities.

        Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the trading symbol “SKPI.OB.”

Preferred Stock

        Our directors are authorized by our Articles of Incorporation to issue, by resolution and without any action by our shareholders, up to 10,000,000 shares of preferred stock, par value $0.001, in one or more series, and our directors may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

        One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

        On September 16, 2005, the Company filed a certificate of designation of rights and preferences of the Series A Preferred Stock with the Secretary of State of the state of Nevada. Pursuant to the certificate of designation, 3,055,556 shares of Series A Preferred Stock were designated. Currently, 3,055,556 shares of Series A Preferred Stock are outstanding.

        Each share of Series A Preferred Stock is initially convertible into four shares of the Common Stock of the Company, subject to adjustment for stock splits, recapitalization or other reorganizations. In addition, the Series A Preferred Stock have broad-based weighted average antidilution protection that will cause the conversion price to adjust downward in the event that the Company issues shares of Common Stock or securities convertible into Common Stock at a price of less than the conversion price of the Series A Preferred Stock then in effect. The shares of Series A Preferred Stock may be converted into Common Stock at the option of the holder. In addition, at any time after the closing bid price for the Company’s Common Stock on the NASD OTCBB or the primary United State exchange on which the Common Stock is then traded exceeds $3.00 during any five consecutive trading days, the Company may, at its sole option, convert the Series A Preferred and any accrued but unpaid dividends into Common Shares at the then-applicable conversion price by providing written notice of such conversion to the holders of the Series A Preferred; provided that there is an effective registration statement under the Securities Act registering the resale of the Common Stock to be issued upon such conversion.

        Each share of Series A Preferred Stock is entitled to receive a dividend of 7% per annum prior and in preference to the Common Stock of the Company. The dividend begins to accrue on December 30, 2005 and will be payable quarterly thereafter. The dividend is cumulative. In the event of a liquidation or acquisition of the Company, the holders of the Series A Preferred Stock will be entitled to receive an amount equal to any accrued and unpaid dividend prior and in preference to any distributions to the holders of the Common Stock. Thereafter, the holders of the Series A Preferred Stock will be entitled to participate in distributions on an as converted to Common Stock basis.

        The holders of the Series A Preferred Stock are entitled to elect one director to the Company’s board of directors. In addition, the holders of the Series A Preferred Stock shall vote on all other matters on an “as converted” to Common Stock basis.

        Shares of Series A Preferred may be redeemed, in whole or in part, by the Company out of funds lawfully available therefor from the holders of the then outstanding shares of Series A Preferred on a pro ratabasis, at any time by providing written notice to the holders of the Series A Preferred. On the redemption date, the Company shall redeem, on a pro rata basis in accordance with the number of shares of Series A Preferred owned by each holder, that number of outstanding shares of Series A Preferred that the Company has elected to purchase for the following consideration: (i) an amount equal to a price per share equal to the $3.60 plus any accrued and unpaid dividends multiplied by the number of shares of Series A Preferred being redeemed from such holder and (ii) the issuance of the number of shares of Common Stock equal to seventeen and one-half percent (17.5%) of the shares of Common Stock then issuable upon conversion of the shares of Series A Preferred being redeemed from such holder. A cash payment will be provided in lieu of any fractional shares of Common Stock that would otherwise be issuable at a price per share of Common Stock equal to the then-applicable conversion price.

Nevada Corporate Law

        The Nevada Business Corporation Law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

•	20 to 33 1/3%;

•	33 1/3 to 50%; or

•	more than 50%.

        A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

        The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation, which:

•	has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada; and

•	does business in Nevada directly or through an affiliated corporation.

        At this time, we do not have 100 shareholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

        The Nevada “Combination with Interested Shareholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested shareholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested shareholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested shareholder” having:

•	an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;

•	an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or

•	representing 10 percent or more of the earning power or net income of the corporation.

        An “interested shareholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested shareholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested shareholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of:

•	the highest price per share paid by the interested shareholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher;

•	the market value per common share on the date of announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or

•	if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Transfer Agent

        The transfer agent and registrar for the our common stock is Pacific Stock Transfer Company.

THE SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our bylaws provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Nevada Revised Statutes Section 78.7502, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf. The bylaws also authorize the board of directors to indemnify any other person who we have the power to indemnify under Nevada law, and indemnification for such a person may be greater or different from that provided in the bylaws.

        Our employment agreements with Donald Cameron and James Screaton provide for indemnification of these individuals to the fullest extent permitted by Nevada law. This includes indemnifying each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our officer or director or employee, except for gross negligence or willful misconduct.

        To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF THE BUSINESS

Overview

        Our primary business is currently to identify opportunities to make direct property acquisitions and to fund exploration and development of oil and natural gas properties of others under arrangements in which we will finance the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins to us, or farm-outs by the property owners to us.

        We were incorporated in the state of Nevada in August, 2002 as The Flower Valet. We were formed to engage in the business of marketing, selling and distributing floral products, gifts and gourmet foods through the internet at www.flowervalet.com. On September 3, 2002, we became an affiliate of LinkShare, an on-line portal with various links to online suppliers of floral products, gifts and gourmet foods. We were unable to generate any meaningful revenues through our on-line floral business.

        In 2004, we began to reassess our business plan and to seek business opportunities in other industries, including the oil and gas industry. On December 20, 2004, at our annual meeting of shareholders, our shareholders approved an amendment to our Articles of Incorporation, changing our name from The Flower Valet to Seaside Exploration, Inc. Subsequently, on March 28, 2005, we changed our name from Seaside Exploration, Inc. to Sky Petroleum, Inc. and began actively identifying opportunities to make direct property acquisitions and to fund exploration and development of oil and natural gas properties.

        On March 28, 2005, we increased our authorized capital from 100,000,000 shares of common stock, $0.001 par value per share, to 150,000,000 shares of common stock, $0.001 par value per share. On March 28, 2005, we effected a 4 for 1 forward stock-split of our issued and outstanding shares of common stock, increasing the number of shares outstanding from 6,500,000 to 26,000,000 shares. Information contained in this prospectus gives effect to the forward split. We are also authorized to issue 10,000,000 shares of preferred stock, $0.001 par value per share, and as of September 30, 2005 we have designated 3,055,556 shares of Preferred Stock as Series A Preferred Stock, all of which are currently outstanding. The Series A Preferred Stock is convertible into 12,222,224 shares of common stock.

        We manage our business through our wholly-owned subsidiaries in Cyprus: Sastaro Limited and Bekata Limited.

____________________________________________

Sky Petroleum, Inc.
a Nevada corporation
____________________________________________
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                 |      100%
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Bekata Limited
a Cypus holding company
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             |
                 |      100%
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Sastaro Limited
a Cypus operating company
____________________________________________

        Sastaro Limited was incorporated on March 28, 2005. Bekata Limited was incorporated on February 7, 2005.

        Our principal corporate and executive offices are located at Suite 200 – 625 4th Avenue SW, Calgary, Alberta, Canada T2P 0K2. Our telephone number is (403) 265-3500. We maintain a website at www.skypetroleum.com. Information contained on our website is not part of this prospectus.

Mubarek Field - Participation Agreement

        On May 18, 2005, we announced that our indirect, wholly-owned subsidiary, Sastaro Limited, entered into a Participation Agreement with Buttes Gas and Oil Co. International Inc., a wholly-owned subsidiary of Crescent Petroleum Company International Limited. Under the terms of the Participation Agreement, Sastaro has the right to participate in a share of the future production revenue by contributing $25 million in drilling costs related to two wells in an off-shore oil and gas project in the United Arab Emirates. The project is located in the Ilam/Mishriff reservoir of the Mubarek Field area near Abu Musa Island in the Persian Gulf, which we refer to as the “Concession Area”. The Participation Agreement does not grant Sastaro any interest in the Concession Area other than the right to invest in a share of future production revenue.

        The Participation Agreement obligates Sastaro to pay $25 million in drilling costs related to two wells according to the following schedule:

•	$2.0 million within seven days of the later of (i) the signing of the Participation Agreement or (ii) certification by Buttes Gas and Oil’s external auditors that, as of December 31, 2004, Buttes Gas and Oil’s assets were not less than $100 million, its net current assets were not less than $2.5 million and its long term indebtedness was not more than $25 million (paid);

•	$2.5 million on June 30, 2005 (paid);

•	$2.5 million on July 15, 2005 (paid);

•	$4.0 million on October 15, 2005;

•	$1.5 million on November 1, 2005;

•	$ 2.0 million on November 30, 2005;

•	$3.5 million upon the spudding of the first well;

•	$3.5 million within 30 days after the spudding of the first well; and

•	$3.5 million within 60 days after the spudding of the first well.

        If the actual drilling and completion costs are less than the amounts paid by Sastaro, Buttes Gas and Oil will reimburse Sastaro the difference between the actual drilling and completion costs and the actual amounts paid by Sastaro. If Buttes Gas and Oil estimates that the drilling and completion costs of the second well will increase the total drilling and completion costs of the two wells above $25 million, Sastaro will have the option, but not the obligation, to pay these additional costs. Upon exercising this option, Sastaro will become obligated to pay the total costs of the second well whether above or below Buttes Gas and Oil’s estimate.

        In addition, if Buttes Gas and Oil decides to drill additional wells in the Concession Area, we will have the option to participate in these wells and, upon exercise of the option, will be obligated to pay 100% of the drilling and completion costs of any of these wells.

        If the first well has not been spudded by August 1, 2006, Sastaro may demand repayment of all funds prior to August 1, 2006. However, if on August 1, 2006 Buttes Gas and Oil has a rig under contract to spud the first well not later than September 30, 2006, the right to demand a repayment of funds shall be suspended until September 30, 2006 and if the first well is not spudded by September 30, 2006, Buttes Gas and Oil shall repay all funds paid by Sastaro to that date if then demanded. If Sastaro does not demand the repayment of funds by October 30, 2006, then Sastaro shall be deemed to have elected to have continued with the work program, with Buttes Gas and Oil remaining obligated to spud the first well as soon as reasonably possible thereafter. If, however, Sastaro makes demand for repayment of the funds previously paid by it, then Buttes Gas and Oil shall be entitled to deduct from the amount to be repaid 50% percent of the drilling and completion costs incurred to date (less a 3% overhead charge). Except for the right to demand repayment described in this paragraph, Sastaro’s ability to recover costs funded by it is limited to Sastaro’s right to receive a share of future production revenue as described below.

        If Sastaro defaults on any of its payment obligations outlined above, then:

•	if less than $12.5 million has been paid prior to the payment default, then Sastaro will forfeit all funds paid by it and all interest in the wells to Buttes Gas and Oil and all other rights of Sastaro under the Participation Agreement will terminate; or

•	if at least $12.5 million has been paid by Sastaro prior to the payment default, then Buttes Gas and Oil will complete the first well and pay any drilling and completion costs required for such completion if the payments made by Sastaro are insufficient for such purpose.

•	In addition, if Sastaro defaults on any payment obligations after paying at least $12.5 million, Sastaro’s right to receive a portion of the production revenue (as described below) may be reduced or limited to the production revenue from the first well, depending on whether the drilling and completion costs for the first well exceeded the amounts paid by Sastaro prior to the default.

        In exchange for the payment obligations described above, Sastaro will receive:

•	75% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed its total investment;

•	thereafter, 40% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed twice its total investment; and

•	thereafter, 9.2% of the combined production revenue from the wells, if any, until the expiration of the Participation Agreement.

•	less: (i) a 14.5% contribution to royalty obligations, (ii) $3 per barrel of crude oil for operating costs and (iii) certain other costs.

•	Buttes Gas and Oil will be responsible for all drilling and completion work related to the wells.

        If the drilling and completion costs of the first two wells exceed $25 million and those excess costs have been paid by Buttes Gas & Oil, then the payments to Sastaro described above will be decreased proportionately.

        Sastaro may assign its rights and obligations under the Participation Agreement provided that the proposed assignee would not materially impact the business and affairs of Buttes Gas and Oil and subject Buttes Gas and Oil’s approval, which will not be unreasonably withheld.

        The term of the Participation Agreement shall continue until the Mubarek Field has reached the end of its economic life as determined by Buttes Gas and Oil or until otherwise terminated under the terms of the Participation Agreement.

        Our plan of operation for 2005 is to fund Sastaro’s obligations under the Participation Agreement.

Compensation Agreement

        On May 18, 2005, we entered into a Compensation Agreement with Paraskevi Investment Company S.A. pursuant to which Paraskevi will provide certain advisory services to us in connection with the Participation Agreement in exchange for 1 million shares of our common stock. Under the Compensation Agreement, we are required:

•	to issue to Paraskevi 500,000 shares of the Company’s common stock upon the signing of the definitive Participation Agreement; and

•	to issue to Paraskevi an additional 500,000 shares of the Company’s common stock once Sastaro provides US$12.5 million of funding to Buttes Gas and Oil for drilling costs pursuant to the Participation Agreement.

        We issued Paraskevi 500,000 shares of common stock under the terms of the Compensation Agreement in connection with the signing of the Participation Agreement.

Mubarek Field Program

        We retained Energy Services Group Dubai (“ESG”) to provide an independent technical review of a project in the Mubarek Field project based on an evaluation of data provided to us by Buttes Gas and Oil. Information in this section entitled Mubarek Field Program are based on information contained in ESG’s report.

Overview

        The Mubarek Field was discovered in 1972 and is located in about 200 feet of water 12 kilometers from Abu Musa Island offshore Sharjah, United Arab Emirates.

        The field is a large anticlinal structure with about 600 feet of vertical relief and is approximately 15 by 11 kilometers in area. Hydrocarbons were encountered in the Cretaceous Ilam, Mishrif and Thamama reservoirs. Only the Ilam / Mishrif reservoirs are involved in this in-fill drilling project.

        The area was awarded to a consortium led by Buttes Gas and Oil in the 1970’s, and Butte Gas and Oil has since been involved in exploring and developing oil and gas from all or parts of the area.

        A total of nine production wells were drilled into this reservoir up to 1995, all within a small crestal area. The currently producing wells have a high water cut in view of their maturity. Wells drilled early in the field life produced at initial rates between 12,000 and 22,000 barrels of oil per day (bopd) and achieved cumulative production of up to 22 million barrels per well. The more recent wells have had cumulative production in excess of 1 million barrels. The reservoir is generally low porosity and fractures play a major role in the production.

Technical Review

        Based on ESG’s assessment, the infill drilling locations proposed by Buttes Gas and Oil are considered to lie within the field limits and above the oil water contact, and both locations are expected to have adequate untapped reserves (although depleted pressures) to justify the drilling of the two wells.

        According to different sources, the initial oil in place estimated for the Ilam/Mishrif reservoir ranges from 275 to 450 million barrels and taking the average of these it is reasonable use the figure of 360 million barrels. Approximately 86 million barrels have been produced putting recovery somewhere between 20% and 30%. Given the recovery to date, the distribution of the wells and the layered nature of the reservoir, it is the view of ESG that there are significant additional recoverable oil reserves remaining in the field. Hence the potential for additional in-fill wells. ESG interpret the proposed locations for these wells to well above the oil water contact and they can be reached from existing platforms with available slots.

        Extensive production facilities have been installed during the life of the field and production from the proposed wells will be processed and exported through these facilities. This is expected to enable the wells to be tied in and brought on-stream promptly. In return, an operating fee of $3 per barrel will be paid to Buttes Gas and Oil.

        The field was formed by salt movements related to the major Abu Musa Island salt diaper some 15 kilometers west of the field. The reservoir poro-perm characteristics of the Ilam/Mishrif are generally low and fractures play a major role in the production. Faulting appears limited, based on recent three dimensional (“3D”) interpretation but where it occurs, it probably facilitates water incursion into the reservoir and complicates fluid dynamics in different parts of the field. Regional knowledge suggest faulting may be more ubiquitous than currently interpreted and further work is recommended on this topic as it has a major bearing on reservoir performance.

        The reservoir today is 700 psi above the bubble point and there is no gas cap. There is no pressure maintenance of the reservoir and gas lift is used to enhance oil production. The early wells produced at rates of up to 20,000 bopd and achieved cumulative production of up to 22 million barrels per well. The recent wells, however, have initial production rates at 1500 – 2000 bopd with cumulative production in excess of 1 million barrels, with water cuts in the order of 50% early in the life of the well. In order to reduce the risk of rapid water incursion, it is essential to locate the wells away from faults and areas remote from the depleted crestal area.

3D Seismic Survey

A 3D ocean bottom cable (OBC) seismic survey was carried out in 1997. The data quality is fair due to the effects of the geological section overlying the reservoir. This causes two main problems:

1.	severe multiple interference predominantly generated from the Base Miocene Salt reflector. The time from seabed to Base Salt is almost the same as Base Salt to Top Ilam Mishrif reservoir reflector hence the multiple frequently interferes with the most important mapping horizon, and

2.	frequency attenuation is caused by the interbedded Fars section above the Miocene Salt which results in frequencies of less than 40 Hz at the reservoir level. This more or less prohibits any seismic analysis within the reservoir interval.

        As a result, the data quality at the reservoir level is limited in its frequency content and has serious multiple interference. This renders accurate fault interpretation across the field difficult. Further analysis of the 3D data using a variety of display techniques suggests the fault pattern may be more extensive than currently mapped.

        In addition to the problems with seismic data quality, the overlying section has rapid lateral velocity variations due to salt movements causing problems in depth conversion. As a result, the seismic data allows mapping of the structure and major faults (>50 feet), but is of limited value in mapping reservoir characteristics.

Reservoir Description

        Well log data over the reservoir section is available on 19 wells in the Mubarek Field. All wells show generally low porosity over the Ilam/Mishrif section, mainly less than 10%. Only 4 wells in the field have core data, however this date clearly shows that even in the better looking reservoir sections, porosity and permeability is low. Based on the well test results showing that wells tested at rates in excess of 15,000 bopd, clearly fracture porosity is playing a major role in the reservoir performance. In addition, erosion and leaching are known to have affected the Ilam/Mishif reservoir in other fields in the area and should be expected to play a role in reservoir performance in Mubarek. Reservoir quality allegedly deteriorates towards the flanks of the structure due to reduction in fracture density away from the crest. However, there is only limited data to support this assertion.

        The reservoir has been described as having 19 zones which can be mapped across the field, 5 in the Ilam, 5 in the Upper Mishrif, 4 in the Middle Mishrif and 5 in the Lower Mishrif.

        The zones comprise a mixture of carbonate muds and sands and there is significant lateral facies variation within these zones which will influence fluid flow and reserve distribution. Well evidence indicates watering out of some zones confirming reservoir layering to be a significant factor in reservoir performance. A recent reservoir study by Dean Potter, a consulting geologist, has updated this zoning scheme and provides a better understanding of the reservoir and its remaining potential. This analysis is aligned in principle with work the authors have been involved with in other nearby fields with Ilam/Mishrif reservoirs. However there are apparent discrepancies between the log data and the reservoir maps created, and significant interpretive license has been taken in areas remote from well control. This does not reduce the value of the work but increases the level of certainty in reservoir prediction.

        It is noted that the oil water contact is put at around 13,100 feet based on calculations, as it has never been encountered. Based on knowledge from other fields in the area hydrodynamics may cause the oil water contact to be tilted from east to west. This could affect reserve distribution and volume on a field wide scale but will not affect the wells being proposed for this program.

Proposed Drilling Locations

        ESG reviewed 4 potential new well locations on the Mubarek field with the objective of selecting the 2 most optimal for oil production within the Ilam-Mishrif reservoir. Initially a review of the geological, petrophysical and reservoir aspects were made to determine the preferred locations. A geophysical review of the preferred locations was then made to ensure there were no seismic concerns, mainly with respect to faulting.

        The Ilam/Mishrif reservoir within Mubarek field has produced approximately 86 million barrels of oil to date, after first production in 1974. The current oil production rate from the remaining production wells E-1 ST, G-1 and J-1, is approximately 650 barrels of oil per day at a producing water-cut of 92 percent. This is down from initial production levels of approximately 50000 barrels of oil per day at zero water-cut. Estimates of recovery factor vary depending on various estimates of OIIP, however it is considered that the current recovery factor lies between 25 and 30 percent.

        Some 9 wells have been produced from the reservoir over the 31 years of field life, all are located in a small area near the crest of the structure. Many of the wells experienced operational problems during production, resulting in early loss of the well for production purposes (e.g. casing collapse due to external salt pressure).

        Depending on their time on production and when they were drilled, the production character of all wells appears to follow a very similar trend characterized by early water ingress, followed by a rapid increase in water cut to between 50 and 80 percent. This water cut then show steady increase (but at lower rate) through to present day levels.

        The static reservoir pressure data from the wells shows that there is a high level of inter-well communication. In fact, the pressure decline history of all wells through out the history of the field is very nearly identical. Matrix permeability’s generally vary from 0.1 to 10 millidarcies in both Ilam and Mishrif formations. However, interpreted test permeability’s are generally between 1 and 2 orders of magnitude higher than this range. This difference is considered to be likely to natural fracturing within the reservoir and is supported by the highly negative well bore skins calculated from well testing.

Reservoir Drive Mechanism

        It would appear that the drive mechanism for production has been a combination of fluid expansion drive with the reservoir fluid being highly under saturated (bubble point pressure is 3300 psi compared to initial reservoir pressure of 6700 psi) and relatively weak water drive due to water influx.

        While natural water influx to the reservoir is obviously occurring, describing the path of this influx is very difficult due to the undefined influence of natural fracturing and the fact that most wells were co-mingled from all productive zones. There is also an overall paucity of data describing relative production from specific perforated zones.

        Given that there are many identifiable intervals with good porosity and reasonable permeability, it is considered likely that the nature of the water influx to the reservoir will be a combination of both flooding through the fracture system and the rock matrix itself.

Given the decline in reservoir pressure and considering the rise of aquifer water through the original oil column it is also expected that some degree of water-oil gravity drainage may also be occurring.

Well Location Selection

        The objective of the review was to select those well locations with the highest productive oil potential. The major influences on determining this included the following:

•	position on structure

•	potential net pay

•	well productivity

•	water-cut

        Of the 4 well locations pre-selected for review, two locations were selected as being most attractive for potential oil production.

        In terms of well productivity, no clearly identifiable trend has been identified across the field. This is complicated by the co-mingling of production over various reservoir intervals in different wells through the production history of the field. Given the inability to either describe or predict the fracture system within the reservoir (which clearly dominates resultant well productivity) any predictions of well productivity at particular locations will carry a high degree of uncertainty.

        Given the difficulty in determining how (or more importantly where) water influx to the reservoir has occurred, any identification of areas of un-swept oil within the reservoirs will also be difficult. It should also be considered that while well productivity and fracturing are clearly linked, fracturing is also likely to influence water influx, in that water from the aquifer will sweep through the fracture system preferentially.

        Well locations have been assessed with consideration to optimal structural position and net pay. Another dominant factor in selecting locations has been the consideration of likely initial water-cut. In this case, the optimal locations will potentially have the lowest possible initial water-cut resulting in the highest possible oil rate. The two chosen locations are considered to fulfill this criteria from within the 4 pre-selected well locations.

        The chosen well locations are also slightly more peripheral to the central well area when compared to the rejected locations. It is possible therefore, that these wells may not be so pervasively fractured as compared to the wells located near to the crest of the structure. Normally, a greater intensity of fracturing would be expected at the crest of the structure than on the flanks.

        To some degree, a lower intensity of fracturing at the flank locations may decrease the productive potential of the well. However, more importantly, it decreases the possibility that the area has been swept by aquifer water thereby allowing for the potential of considerably lower water cut during the initial production period. It is considered that this could result in higher overall oil rates being achieved.

Sir Abu Nu’Ayr Island Project.

        Pursuant to the Participation Agreement, we have the right of first refusal to participate in a project that is expected to result in an exploration program conducted by Buttes Gas and Oil, as concession operator, in a concession located in the offshore waters around Sir Abu Nu’Ayr Island. The island of Sir Abu Nu’Ayr, which sits in the center of the concession area, is part of the Emirate of Sharjah but is located in the middle of the offshore oil territory of Abu Dhabi. We expect to successfully negotiate an agreement with Buttes Gas and Oil with respect to Sir Abu Nu’Ayr during the next twelve months. We are presently planning a potential comprehensive 3D seismic survey around the Island to further evaluate the project’s potential.

Employees and Consultants

        As of September 30, 2005, we have retained the services of four consultants:

•	Donald Cameron to serve as our Chief Executive Officer,

•	James Screaton to serve as our Vice President, Finance and Chief Financial Officer,

•	Michael Noonan to serve as our Vice President, Corporate, and

•	Daniel Meyer to serve as our President, Secretary and Treasurer.

        We had no other employees or consultants.  In order to control costs and limit the number of our administrative personnel, we anticipate that we will retain consultants to provide or that our consultants will provide administrative type services during until we are able to generate sufficient revenues from operations, if any, to hire personnel.

Competition

        The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state, local and tribal laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Government regulation

        The operations of Buttes Gas & Oil on the Ilam-Mishrif reservoir project in Sharjah, United Arab Emirates are subject to intense governmental regulation.

DESCRIPTION OF PROPERTY

        Our principal corporate and executive offices are located at Suite 200 — 625 4th Ave. SW, Calgary, Alberta, Canada T2P OK2. We rent our office space. We do not currently maintain any investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, nor do we expect to do so in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors and Uncertainties” and elsewhere in this prospectus.

        This discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis the company reviews its estimates and assumptions. The estimates were based on historical experience and other assumptions that the company believes to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but the company does not believe such differences will materially affect our financial position or results of operations. Critical accounting policies, the policies the company believes are most important to the presentation of its financial statements and require the most difficult, subjective and complex judgments, are outlined below in “Critical Accounting Policies,” and have not changed significantly.

        In addition, certain statements made in this report may constitute “forward-looking statements”. These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Except for historical information, the matters set forth herein, which are forward-looking statements, involve certain risks and uncertainties that could cause actual results to differ. Potential risks and uncertainties include, but are not limited to, Sky Petroleum’s ability to raise additional capital to fund its commitments under the Participation Agreement, the success of the proposed infill drilling programs, Sky Petroleum’s ability to access opportunities, the contemplated continued production at the Mubarek field, our expectations related to the Sir Abu Nu’Ayr Island Project, the competitive environment within the oil and gas industry, the extent and cost effectiveness with which Sky Petroleum is able to implement exploration and development programs in the oil and gas industry, obtaining drilling equipment on a timely fashion, commodity price risk, and the market acceptance and successful technical and economic implementation of Sky Petroleum’s intended plan. Forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although Sky Petroleum believe that the expectations reflected-in the forward-looking statements are reasonable, the company cannot guarantee future results, levels of activity, performance or achievements.

Overview

        We are an oil and gas exploration company, with the primary focus of seeking opportunities where discoveries can be appraised rapidly and advanced either by using existing infrastructure or by entering into arrangements with joint-venture partners.

        As part of our business strategy, we, through our wholly-owned subsidiary, Sastaro, entered into a Participation Agreement for the financing of a drilling program in the Mubarek field, an offshore region in a concession area surrounding Abu Musa Island in the Arabian Gulf, with Buttes Gas and Oil Co. International Inc., a wholly-owned subsidiary of Crescent Petroleum Company International Limited. Under the terms of the Participation Agreement, Sastaro has the right to participate in a share of the future production revenue by contributing $25 million in drilling costs related to two wells in an off-shore oil and gas project in the United Arab Emirates. The Participation Agreement does not grant Sastaro any interest in the concession area other than the right to invest in a share of future production revenue, if any.

        We were incorporated on August 22, 2002, pursuant to the laws of the State of Nevada under the name of The Flower Valet. In 2004, we began to reassess our business plan and to seek business opportunities in other industries, including the oil and gas industry. On December 20, 2004, at our annual shareholder’s meeting, our shareholders voted to change the management and approve the change of our name to Seaside Exploration, Inc. Subsequently, on March 28, 2005, we changed our name to Sky Petroleum, Inc.

        Since our incorporation on August 22, 2002 through December 31, 2004, we were primarily engaged in the business of marketing, selling and distributing floral products, gifts and gourmet foods through its website. We only generated $49 in revenues during this period. As a result of determining the potential lack of viability of its previous business model, and the lack of capital to pursue the previous business model, the company changed its business strategy and decided to pursue other business opportunities in the oil and gas industry. Since our inception through June 30, 2005, we had a net cumulative loss of $891,414.

Plan of Operation

        Satisfaction of cash obligations for the next 12 months. Our plan of operation is to fund Sastaro’s approximately $25 million funding commitment related to capital expenditure for an infill drilling program in the Mubarek Field project, to be conducted by the concession operator Buttes Gas and Oil under the Participation

Agreement. To date, we, through our wholly-owned subsidiary Sastaro, have funded $7.0 million of the $25 million obligation due under the Participation Agreement. Sastaro is obligated to make additional payments totaling $7.5 million prior to November 30, 2005 and final aggregate payments of $10.5 million when the first well is spudded, which is expected to be in early 2006. The final balance will be made in three equal payments over a period of several months. Since January 1, 2005, we raised approximately $10.5 million to meet our obligations through private placements of shares of common stock. See "Liquidity and Capital Resources."

        Summary of any product research and development that we will perform for the term of the plan. We do not anticipate performing any significant product research and development under our plan of operation.

        Expected purchase or sale of plant and significant equipment. We do not anticipate the purchase or sale of any plant or significant equipment, as such items are not required by Sky Petroleum at this time or in the next 12 months.

        Significant changes in number of employees. We currently do not have any full-time employees. Instead, we hire consultants to provide management and other services to us. We do not anticipate that we will hire any employees unless we obtain sufficient capital to complete our business plan and require additional services or we acquire another company or its business or operations. We do not currently have any plans to acquire another company, business or operation.

        Our plan of operation and business strategy is to focus on producing or near-production oil and gas properties in the Middle East and North Africa. We intend to seek niche opportunities through the contacts of our officers and directors in the region. We intend to limit our administrative and overhead expenses by seeking operating partners and participating in projects as non-operator partners. We intend to use contractors or consultants as much and where possible.

        Our immediate goal during the next twelve months ending June 30, 2006 is to raise additional capital to fully fund the obligations of Sastaro required for the drilling of two commitment wells in our first project in the Mubarek Field under the Participation Agreement with Buttes Gas and Oil, and to provide us with sufficient working capital to assess and obtain additional joint venture opportunities in new regions.

        The strategic overview of Sky Petroleum is as follows:

•	To identify opportunities to participate in oil and gas projects in the Middle East and North Africa through strategic participation agreements, farm-ins or joint ventures.

•	To focus initially on lower risk development or exploitation projects in areas with known oil or natural gas reserves / production and infrastructure.

•	To participate as a non-operator on projects with working operators with experience in a specific region.

•	To raise sufficient capital to fund our operations and to establish ongoing production revenue.

        Our plan of operation includes the following goals during the next twelve months:

•	Raise in excess of $25 million of capital to fund Mubarek Field project in United Arab Emirates.

•	Fund two wells in Mubarek Field to be drilled by Buttes Gas and Oil.

•	Evaluate new farm-in / joint venture opportunities in the Middle East or North Africa.

•	Evaluate additional infill drilling locations in Mubarek Field.

•	Negotiate an agreement with Buttes Gas and Oil on Sir Abu Nu’Ayr project and fund a work program

Focus on Operations — Geographical

        We intend to focus our exploration and development plans on the Middle East and North Africa. The Middle East has traditionally been a leading oil producing region, and in some cases there may be opportunities to use new technology to increase reserves and production. We believe that there are opportunities for us to enter joint ventures or farm-in opportunities, which are too small to be of interest to major oil companies. We believe that smaller entities have been successful at attracting capital and then finding reserves in this manner. Smaller companies have been recently able to sign deals to participate in countries such as the United Arab Emirates, Qatar, Yemen and Oman.

Liquidity and Capital Resources

        A critical component of our plan of operation is our ability to obtain additional capital through additional equity and/or debt financing. We do not anticipate enough positive internal operating cash flow until such time as it can generate substantial revenues, which may take several years to fully realize. In the event the company cannot obtain the necessary capital to pursue its strategic plan, the company may have to cease or significantly curtail its operations. This would materially impact the company’s ability to continue operations.

        Since inception, we have financed our cash requirements through the issuance of common stock and debt financing. We have raised approximately $10.5 million since our inception. We anticipate that we will continue to experience net negative cash flows from operations during the year ending December 31, 2005 and until we receive production revenue from the Mubarek Project, if any.

        We anticipate that we will raise capital to fund operations through common stock offerings, debt financings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment working capital.

        As of December 31, 2004, we had assets of $6,542 and $0 in liabilities, resulting in a shareholder’s equity of $6,542. During the year ended December 31, 2004, we did not raise any capital.

        As of June 30, 2005, we had current assets of $287,409 and current liabilities of $1,722,260, resulting in a working capital deficit of $1,434,851. As of June 30, 2005, we had total assets of $4,787,884.

        On January 7, 2005 and March 12, 2005, raised $200,000 in bridge financing by issuing demand promissory notes with interest thereon at 8% per annum. The notes were subsequently repaid, including interest, in August, 2005.

        On April 6, 2005, we issued 5,000,000 shares of common stock at $0.50 per share in a private placement totaling $2.5 million. We incurred costs of $655 in connection with the offering.

        In May, 2005, we advanced $2 million to Sastaro to fund its initial commitment to Buttes Gas & Oil under the Participation Agreement.

         In June 2005, the Company received various bridge loans totaling $1,500,000 due on demand and bearing interest at a rate of 8%. Proceeds from the loans were used to meet funding commitments under the Participation Agreement. We repaid these bridge loans in August 2005, as described below.

        Subsequent to June 30, 2005, we engaged in the following transactions:

        In July, 2005, we received additional bridge loans totaling $2.45 million dollars due on demand and bearing interest at a rate of 8%. Proceeds from loans were used to meet funding commitments to Buttes Gas & Oil under the Participation Agreement. We repaid these bridge loans in August 2005, as described below.

        On July 26, 2005, we issued a total of 1,716,687 shares of common stock, which included the 1,150,000 shares of common stock issuable pursuant to the subscriptions we accepted during the quarter ended June 30, 2005, and additional 566,687 shares of common stock issuable at $0.80 per share to raise approximately $453,350 (less a finder’s fees of 10%).

        In August, 2005, we accepted subscriptions to purchase 8,841,178 shares of common stock at $0.80 per share for total proceeds of approximately $7,072,942.40 (less a finder’s fees of 10%) and issued a treasury order to our transfer agent. Our transfer agent delivered the shares certificate to the investors on September 9, 2005. The holders of the bridge loans in the principal amount of $2,950,000 plus interest of $28,000 described above subscribed for shares of common stock in the private placement. In addition, a portion of the proceeds from this private placement were used to repay the remaining notes payable. This included notes of $200,000 and bridge loans of $1,000,000 that were issued in July, 2005. Interest of $15,408 was paid on these notes in August.

         In August 2005, we accepted for cancellation 12,000,000 shares of common stock from Daniel Meyer, a director.

        As of September 30, 2005, we had no outstanding bridge loans.

        We used a portion of the proceeds from the financing transactions described above to fund Sastaro’s $5.0 million obligations which were due under the Participation Agreement during the period from June 30, 2005 to July 15, 2005. Sastaro is obligated to make additional payments totaling $7.5 million prior to November 30, 2005 and final aggregate payments of $10.5 million when the first well is spudded, which is expected to be in early 2006.

        On September 20, 2005 we issued 3,055,556 shares of Series A Preferred Stock to one investor at a price per share of $3.60 for aggregate gross proceeds to us of $11,000,000. The shares of Series A Preferred Stock are convertible into 12,222,224 shares of common stock.

        Over the next twelve months we believe that our existing capital will not be sufficient to sustain operations and planned funding of Sastaro’s obligations under the Participation Agreement. Consequently, we will be required to seek additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities. We are in the process of raising additional financing to fund these obligations. No assurance can be made that such financing would be available, and if available it may take either the form of debt or equity. In either case, the financing could have a negative impact on our financial condition and our shareholders.

        Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies searching for opportunities in the oil and gas industry. Such risks include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks we must, among other things, implement and successfully execute our business strategy, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Inflation

        We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

Critical Accounting Policies

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Fair value of financial instruments

        Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2005. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and notes payable. Fair values were assumed to approximate carrying values for cash, payables and notes payable because they are short term in nature and their carrying amounts approximate fair values as they are payable on demand.

Impairment of long lived assets

        Long lived assets held and used by us are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at June 30, 2005.

Income taxes

        We follow Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

        In December, 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment, which is a revision of SFAS No.123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for us in the first interim or annual reporting period beginning after December 15, 2005. We expect the adoption of this standard will have a material impact on its financial statements as stock options were granted in July, 2005 to an employee.

Going concern

        The accompanying financial statements have been prepared assuming that we will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. We are in the exploration stage and, accordingly, have not yet generated any significant revenues from operations. Since its inception, we have been engaged substantially in financing activities and funding its oil and gas endeavors while incurring substantial costs and expenses. As a result, we incurred accumulated net losses from August 22, 2002 (inception) through the period ended June 30, 2005 of $891,414. In addition, our activities since inception have been financially sustained through equity financing.

        Our ability to continue as a going concern is dependent upon our ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should we be unable to recover the value of our assets or satisfy our liabilities.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

        Our common stock is quoted on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current “bids” and “asks” as well as volume information. The OTC Bulletin Board is not considered a “national exchange.” Our common shares commenced trading on the OTC Bulletin Board in November 2003.

        The high and low bid quotations of our common stock on the OTC Bulletin Board as reported by the NASD were as follows:

Period	High	Low
2005
First Quarter	$ 1.276	$ 1.276
Second Quarter	$ 1.09	$ 0.54
Third Quarter	$ 1.72	$ 0.97
2004
First Quarter	$ 0.51	$ 0.00
Second Quarter	$ 0.51	$ 0.10
Third Quarter	$ 0.50	$ 0.50
Fourth Quarter	$ 0.50	$ 0.15
2003
November 3 to December 31(1)	$ 0.00	$ 0.00

(1)	Our shares were initially quoted for trading on November 3, 2003.

        The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

        As of October 7, 2005, the closing bid quotation for our common stock was $1.56 per share as quoted by the NASD OTCBB.

        As of September 30, 2005, we had 30,057,865 shares of common stock issued and outstanding, held by 141 registered shareholders.

        The declaration of dividends on our shares is within the discretion of our board of directors and will depend upon the assessment of, among other factors, results of operations, capital requirements and the operating and financial condition of Sky Petroleum. The Board has never declared a dividend. At the present time, we anticipate that all available funds will be invested to finance the growth of our business.

TRANSFER AGENT AND REGISTRAR

        Our registrar and transfer agent for our common and preferred stock is Pacific Stock Transfer Company located at 500 East Warm Spring Road, Suite 240, Las Vegas, Nevada 89119.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling shareholders.

LEGAL MATTERS

        The law firm of Woodburn and Wedge, Reno, Nevada has acted as our counsel by providing an opinion on the validity of the securities.

EXPERTS AND CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        We have not changed auditors since our inception.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

Beckstead and Watts, LLP
Certified Public Accountants

2425 W. Horizon Ridge Parkway
Henderson, NV 89052

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying restated balance sheet of Seaside Explorations, Inc. (formerly The Flower Valet) (the “Company”) (A Development Stage Company), as of December 31, 2004, and the related restated statements of operations, stockholders’ equity, and cash flows for the period ended December 31, 2004 and 2003 and from August 22, 2002 (Date of Inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Seaside Explorations, Inc. (formerly The Flower Valet) (A Development Stage Company) as of December 31, 2004, and the restated results of its operations and cash flows for the period ended December 31, 2004 and 2003 and for the period August 22, 2002 (Date of Inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying restated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP
Las Vegas, NV
August 29, 2005

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
Balance Sheet
Restated

December 31, 2004

Assets

Current assets:
Cash (see note 1)	$ 6,542

Total current assets	6,542

$ 6,542

Liabilities and Stockholders' Equity
Current liabilities:	$ --

Stockholders' equity: (see note 4)
Preferred stock, $0.001 par value, 10,000,000 shares authorized,
zero shares issued and outstanding	--

Common stock, $0.001 par value, 150,000,000 shares authorized,
26,000,000 shares issued and outstanding (see notes 4 and 7)	26,000

Additional paid-in capital	11,000

(Deficit) accumulated during development stage	(30,458)

6,542

$ 6,542

The accompanying notes are an integral part of these financial statements.

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
Statement of Operations
Restated

	For the Year Ended December 31,		August 22, 2002 (inception) to December 31,
	2004	2003	2004

Revenue	$ 49	$ --	$ 49

Expenses:
General and administrative expenses	20,531	7,000	30,507

Total expenses	20,531	7,000	30,507

Net (loss)	$ (20,482)	$ (7,000)	$(30,458)

Weighted average number of common shares outstanding -
basic and fully diluted	26,000,000	26,000,000

Net (loss) per share - basic and fully diluted	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
Statement of Changes in Stockholders’ Equity
Restated

	Common Stock		Additional Paid-in	(Deficit) Accumulated During Development	Total Stockholders'
	Shares	Amount	Capital	Stage	Equity

August 22, 2002
Shares issued for cash	14,000,000	$ 14,000	$(7,000)	$ --	$ 7,000

Net (loss)
For the year ended December 31, 2002				(2,976)	(2,976)

Balance, December 31, 2002	14,000,000	14,000	(7,000)	(2,976)	4,024

June 30, 2003
Shares issued for cash	12,000,000	12,000	18,000		30,000

Net (loss)
For the year ended December 31, 2003				(7,000)	(7,000)

Balance, December 31, 2003	26,000,000	26,000	11,000	(9,976)	27,024

Net (loss)
For the year ended December 31, 2004				(20,482)	(20,482)

Balance, December 31, 2004	26,000,000	$ 26,000	$ 11,000	$(30,458)	$ 6,542

The accompanying notes are an integral part of these financial statements.

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
Statement of Cash Flows
Restated

	For the Year Ended December 31,		August 22, 2002 (inception) to December 31,
	2004	2003	2004

Cash flows from operating activities
Net (loss)	$(20,482)	$(7,000)	$(30,458)

Net cash used by operating activities	(20,482)	(7,000)	(30,458)

Cash flows from financing activities
Issuance of common stock issued	--	30,000	37,000

Net cash provided by financing activities	--	30,000	37,000

Net (decrease) increase in cash	(20,482)	23,000	6,542
Cash - beginning	27,024	4,024	--

Cash - ending	$ 6,542	$ 27,024	$ 6,542

Supplemental disclosures:
Interest paid	$ --	$ --	$ --

Income taxes paid	$ --	$ --	$ --

The accompanying notes are an integral part of these financial statements.

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
NOTES
Restated

Note 1 — Summary of significant accounting policies

Organization
The Company was organized August 22, 2002 (Date of Inception) under the laws of the State of Nevada, as The Flower Valet. On December 20, 2004, the Company amended its articles of incorporation to change its name to Seaside Explorations, Inc. Subsequently, on March 28, 2005 the Company changed its name to Sky Petroleum, Inc.

The Company began the business of marketing, selling and distributing floral products, gourmet foods, and gift items. The Company has been unsuccessful in conducting any business. Although the Company has not ceased pursuit of their original business plan, it is currently exploring other opportunities and does not intend to continue with its original business plan, once another viable opportunity is located.

The Company has not commenced significant operations and, in accordance with SFAS #7, the Company is considered a development stage company.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents
For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Revenue recognition
The Company’s revenues and cost of sales are to be recorded on a net basis upon receipt of the revenues generated from commissions earned as the result of sales generated from our website on products sold by our online merchants.

Advertising Costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses as of December 31, 2004.

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
NOTES
Restated

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2004. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2004.

Earnings per share
The Company follows Statement of Financial Accounting Standards No. 128. “Earnings Per Share” (“SFAS No. 128”). Basic earning per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti- dilutive they are not considered in the computation.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, “Disclosures About Segments of an Enterprise and Related Information”. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
NOTES
Restated

realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.   Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
In January 2004, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2004. The consolidation requirements will apply to entities established prior to January 31, 2004 in the first fiscal year or interim period beginning after June 15, 2004. The disclosure requirements will apply in all financial statements issued after January 31, 2004. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2004.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company does not believe adopting this new standard will have a significant impact to its financial statements.

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
NOTES
Restated

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements assuming employee stock options are granted in the future.

Note 2 — Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company  is in the development stage and, accordingly, has not yet generated revenues from operations. Since its inception, the Company has been engaged substantially in financing activities and developing its product line, setting up its e-commerce website, and incurring substantial costs and expenses. As a result, the Company incurred accumulated net losses from August 22, 2002 (inception) through the period ended December 31, 2004 of $30,458. In addition, the Company’s development activities since inception have been financially sustained through equity financing.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities

Note 3 — Income taxes

For the period ended December 31, 2004 the Company incurred net operating losses and accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2004, the Company had approximately $30,458 of federal and state net operating losses. The net operating loss carry-forwards, if not utilized will begin to expire in 2015.

The components of the Company’s deferred tax asset are as follows:

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
NOTES
Restated

	As of December 31, 2004	As of December 31, 2003

Deferred tax assets:
Net operating loss carry-forwards	$ 30,458	$ 9,976

Total deferred tax assets	30,458	9,976

Deferred tax liabilities:
Depreciation	--	--

Net deferred tax assets before valuation allowance	30,458	9,976
	(30,458)	(9,976)
Less: Valuation allowance

Net deferred tax assets	$ --	$ --

For financial reporting purposes, the Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company’s history of losses, management believes it is more likely than not that the deferred tax assets will not be fully realizable. Accordingly, the Company provided a full valuation allowance against its net deferred tax assets at December 31, 2004.

Note 4 — Stockholder’s equity

The Company is authorized to issue 10,000,000 shares of it $0.001 par value preferred stock and 150,000,000 shares of its $0.001 par value common stock.

On August 22, 2002, the Company issued 14,000,000 shares of its $0.001 par valued common stock to an officer of the Company for cash in the amount of $7,000.

During June 2003, the Company completed a public offering on Form SB-2 registered under the Securities Act of 1933, as amended. The Company sold 300,000 (pre split) shares of its $0.001 par value common stock at a price of $0.10 per share for a total amount raised of $30,000.

On July 30, 2003, the Company approved a forward stock split on the basis of 10 for 1. All references to the number of shares issued and outstanding have been retroactively restated to reflect the forward split.

There have been no other issuances of common or preferred stock.

Note 5 — Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

SKY PETROLEUM, INC.
(formerly Seaside Explorations, Inc.)
(a Development Stage Company)
NOTES
Restated

Note 6 — Related party transactions

The Company does not lease or rent any property other than the mailbox address. Office services are provided without charge by the Company’s director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The estimated fair market value for such facilities are estimated to be $600 per annum.

Note 7 — Subsequent Events

On January 7, 2005 and March 12, 2005, the Company entered into two Demand Promissory Notes with Harbin Corporation for the principal amount of $100,000 for each note with interest thereon at 8% per annum.

On March 28, 2005, the Company increased its authorized shares from 100,000,000 to 150,000,000 shares of its $0.001 par value common stock.

On March 28, 2005, the Company approved a forward stock split on the basis of 4 for 1. All references to the number of shares issued and outstanding have been retroactively restated to reflect the forward split.

Effective April 1, 2005, the Company entered into a “Consulting Agreement” with Donald C. Cameron Consulting Ltd. whereby Mr. Cameron would provide services as Chief Executive Officer until July 31, 2006. The agreement provides for compensation in the amount of $11,000 per month. The aggregate commitment for future compensation at June 30, 2005, excluding bonuses, was approximately $132,000.

On July 26, 2005, the Company adopted an incentive stock plan for Canadian residents and on August 25, 2005, the Company adopted an incentive stock option plan for non-Canadian residents. The stock incentive plan for Canadian residents authorizes the issuance of stock options to acquire up to 10% of the Company's issued and outstanding shares of common stock and the Company's stock incentive plan for non-Canadian residents authorizes the issuance of stock options to acquire up to a maximum of 3,321,600 shares of common stock (less the number of shares issuable upon exercise of options granted by the Company under all other stock incentive plans on the date of any grant under the plan).

On May 12, 2005, the Company issued 5,000,0000 shares of its $0.001 par value common stock for cash in the amount of $2,500,000 to four accredited offshore investors pursuant to subscription agreements dated April 6, 2005.

On May 18, 2005, the Company’s wholly-owned subsidiary, Sastaro Limited, entered into a “Participation Agreement” with Buttes Gas and Oil Co. International, Inc. (“BGOI”), a wholly-owned subsidiary of Crescent Petroleum Company International Limited, whereby the Company will provide cash in the amount of $25,000,000, to be used for drilling costs associated with two oil wells located in the Arabian Gulf in exchange for a variable percentage of future production revenue. Pursuant to the Consulting Agreement, the Company will provide capital to BGOI in developmental increments. Upon commencement of production, the Company will receive a preferred 75% of combined production revenue until such time as the Company has recouped its initial investment and thereafter an incremental decrease of production revenue from 40% to 9.2%. To the period ended June 30, 2005, the Company has paid $4.5 million to BGOI under the Agreement, and has paid an additional $2.5 million subsequent to the period end.

On May 18, 2005, the Company entered into a “Consulting Agreement” with Paraskevi Investment Company S.A. (“PARA”) whereby the Company has agreed to issue PARA 1,000,000 shares of its common stock for services rendered in connection with the “Participation Agreement.” Pursuant to the Agreement, stock will be issued in 500,000 increments based on two milestones. The first issuance occurred upon signing of the Participation Agreement and the second issuance will be made at the point the Company has funded $12,500,000 of its capital obligation to BGOI.

On May 20, 2005, the Company issued 500,000 shares to PARA in exchange for services provided in connection with the execution of a material “Participation Agreement”. The Company has recorded an expense in the amount of $520,000, the fair value of the underlying shares as of June 30, 2005.

In June 2005, the Company received various bridge loans totaling $1,500,000 due on demand and bearing interest at a rate of 8%. Proceeds from the loans were used to meet funding commitments under the Participation Agreement.

On July 26, 2005, the Company appointed Mr. Donald Cameron as Chief Executive Officer for a term of one year expiring on July 31, 2006. Mr. Cameron was granted options to purchase an aggregate of 1,500,000 shares of the Company’s common stock at strike prices ranging from $0.50 to $1.00 per share.

In July, 2005, the Company has received additional bridge loans totaling $2.45 million dollars due on demand and bearing interest at a rate of 8%. Proceeds from loans were used to meet funding commitments of its “Participation Agreement” dated May 18, 2005.

In July 2005, the Company completed a private placement of 1,716,687 shares of common stock at $0.80 per share to raise approximately $1,373,350 (less finder’s fees of approximately $137,335).

In August, 2005, the Company accepted subscriptions for a private placement of its $0.001 par value common stock to issue 8,841,178 shares at $0.80 per share for total proceeds of approximately $7,072,942.40 (less finder’s fees of $707,294.24). The shares were issued on September 9, 2005. Certain of the holders of the bridge loans described above subscribed for the private placement and will convert the principal and interest value of the notes to common shares. The total amount of notes payable to be reduced upon conversion is $2,950,000 plus interest of $28,000. In addition, a portion of the proceeds from this private placement were used to repay the remaining notes payable. This included the Harbin notes of $200,000 and bridge loans of $1,000,000 that were issued in July, 2005. Interest of $15,408 was paid on these notes in August. There were no outstanding notes payable as of August 25, 2005.

         In August 2005, the Company accepted for cancellation 12,000,000 shares of common stock from Daniel Meyer, a director. After giving effect to these transactions, the Company had 30,057,865 shares of common stock issued and outstanding as of September 9, 2005.

Sky Petroleum, Inc.

(formerly Seaside Exploration, Inc.)
(a Development Stage Company)

UNAUDITED INTERIM FINANCIAL STATEMENTS FOR JUNE 30, 2005

Sky Petroleum, Inc.
(formerly Seaside Exploration, Inc.)
(a Development Stage Company)
Consolidated Balance Sheet
(Unaudited)

June 30 2005

Assets
Current assets:
Cash	$ 262,409
Prepaid expenses	25,000

Total current assets	287,409

Other assets:
Deposits	475
Capitalized oil & gas development (notes 3 & 5)	4,500,000

Total other assets	4,500,475

$ 4,787,884

Liabilities and Stockholders' Equity
Current liabilities
Accrued expenses	$ 18,260
Accrued interest	4,000
Notes payable (notes 5 & 9)	1,700,000

Total current liabilities	1,722,260

Stockholders' Equity:
Preferred stock, $0.001 par value, 5,000,000
shares authorized, zero shares issued and
outstanding	--
Common stock, $0.001 par value, 150,000,000
shares authorized, 31,500,000 shares issued and
outstanding (notes 7 & 9)	31,500
Stock subscriptions payable	920,000
Additional paid-in capital	3,025,500
Foreign currency remeasurement	(19,962)
(Deficit) accumulated during development stage	(891,414)

3,065,624

$ 4,787,884

The Accompanying Notes are an Integral Part of These Financial Statements.

Sky Petroleum, Inc.
(a Development Stage Company)
Consolidated Statement of Operations
(Unaudited)

	Three Months June 30,		Six Months Ending June 30,		August 22, 2002 (inception) to June 30,

	2005	2004	2005	2004	2005

Revenue	$ --	$ 49	$ --	$ 49	$ 49

Expenses:
Consulting services	128,830	--	141,680	--	141,680
Stock-based consulting services	520,000	--	520,000	--	520,000
Compensation - related party	22,500	--	30,500	--	30,500
Professional fees	19,750	--	27,750	--	27,750
General and administrative expenses	68,847	750	107,541	2,750	138,048

Total expenses	759,927	750	827,471	2,750	857,978

Net operating (loss)	(759,927)	(701)	(827,471)	(2,701)	(857,929)
Other income (expense)
Interest (expense)	(2,000)	--	(4,000)	--	(4,000)
Foreign currency gain (loss)	(29,485)	--	(29,485)	--	(29,485)

Net (loss)	$ (791,412)	$ (701)	$ (860,956)	$ (2,701)	$(891,414)

Weighted average number of
common shares outstanding - basic and
fully diluted	28,631,868	26,000,000	27,475,000	26,000,000

Net (loss) per share - basic and fully diluted	$ (0.03)	$ (0.00)	$ (0.03)	$ (0.00)

The Accompanying Notes are an Integral Part of These Financial Statements

Sky Petroleum, Inc.
(a Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ending June 30,		August 22, 2002 (inception) to June 30,

	2005	2004	2005

Cash flows from operating activities
Net (loss)	$ (860,956)	$ (2,701)	$ (891,414)
Shares issued for consulting services	520,000		520,000
Adjustment to reconcile net (loss) to net cash
used by operations
Prepaid expenses	(25,000)		(25,000)
Deposits	(475)		(475)
Accrued expenses	18,260		18,260
Accrued interest	4,000		4,000

Net cash (used) by operating activities	(344,170)	(2,701)	(374,629)

Cash flows from investing activities
Oil and gas development	(4,500,000)	--	(4,500,000)

Net cash (used) in investing activities	(4,500,000)	--	(4,500,000)

Cash flows from financing activities
Proceeds from notes payable	1,700,000		1,700,000
Stock subscriptions	920,000		920,000
Foreign currency remeasurement	(19,962)		(19,962)
Issuance of common stock	2,500,000	--	2,537,000

Net cash provided by financing activities	5,100,038	--	5,137,038

Net (decrease) increase in cash	255,867	(2,701)	262,409
Cash - beginning	6,542	27,024	--

Cash - ending	$ 262,409	$ 24,323	$ 262,409

Supplemental disclosures:
Interest paid	$ --	$ --	$ --

Income taxes paid	$ --	$ --	$ --

Shares issued for services	$ 520,000	$ --	$ 520,000

Number of shares issued for services	500,000	--	500,000

The Accompanying Notes are an Integral Part of These Financial Statements

Sky Petroleum, Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
(Unaudited)

Note 1 — Organization

The Company was organized on August 22, 2002 (Date of Inception) under the laws of the State of Nevada, as The Flower Valet. On December 20, 2004, the Company amended its articles of incorporation to change its name to Seaside Exploration, Inc. Subsequently, on March 28, 2005 the company changed its name to Sky Petroleum, Inc. During the first six months of 2005, the Company reassessed its business plan and begun pursuing opportunities in the oil and gas industry. In May, 2005, the Company signed an agreement to participate in a development drilling opportunity in the United Arab Emirates (see note 6).

In order to manage its international oil and gas operations, the Company established two corporations in Cyprus. Bekata Limited (“Bekata”), a wholly-owned subsidiary of Sky Petroleum, Inc. owns a 100% interest in Sastaro. Sastaro Limited (“Sastaro”) is the entity that signed the Participation Agreement in the United Arab Emirates discussed in note 6 to these financial statements.

These consolidated financial statements include the assets and liabilities of Sastaro and Bekata.

Note 2 — Basis of Presentation

The condensed interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2004 and notes thereto included in the Company’s Form 10-KSB annual report. The Company follows the same accounting policies in the preparation of interim reports.

Results of operation for the interim period are not indicative of annual results.

Note 3 — Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs and interest, are capitalized.

Sky Petroleum, Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
(Unaudited)

Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the result of an assessment indicates that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a “ceiling test,” which basically limits such costs to the aggregate of the “estimated present value,” discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Note 4 — Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has not yet generated any significant revenues from operations. Since its inception, the Company has been engaged substantially in financing activities and funding its oil and gas endeavors while incurring substantial costs and expenses. As a result, the Company incurred accumulated net losses from August 22, 2002 (inception) through the period ended June 30, 2005 of $891,414. In addition, the Company’s development activities since inception have been financially sustained through equity financing.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 5 — Notes Payable

On January 7, 2005, the Company entered into a Demand Promissory Note with Harbin Corporation for the principal amount of $100,000 with interest thereon at 8% per annum.

Sky Petroleum, Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
(Unaudited)

On March 12, 2005, the Company entered into a second Demand Promissory Note with Harbin Corporation for the principal amount of $100,000 with interest thereon at 8% per annum.

The Company has received various bridge loans totaling $1,500,000 due on demand and bearing interest at a rate of 8%. Proceeds from loans were used to meet funding commitments of its “Participation Agreement” dated May 18, 2005.

Interest expense totaled $4,000 and $0 for the six months ended June 30, 2005 and 2004, respectively.

Note 6 – Commitments

Effective April 1, 2005, the Company entered into a “Consulting Agreement” with Donald C. Cameron Consulting Ltd. whereby Mr. Cameron would provide services as Chief Executive Officer until July 31, 2006. The agreement provides for compensation in the amount of $11,000 per month. The aggregate commitment for future compensation at June 30, 2005, excluding bonuses, was approximately $132,000.

On May 18, 2005, the Company’s wholly-owned subsidiary, Sastaro, entered into a “Participation Agreement” with Buttes Gas and Oil Co. International, Inc. (“BGOI”), a wholly-owned subsidiary of Crescent Petroleum Company International Limited, whereby the Company will provide cash in the amount of $25,000,000, to be used for drilling costs associated with two oil wells located in the Arabian Gulf in exchange for a variable percentage of future production revenue. Pursuant to the Agreement, the Company will provide capital to BGOI in developmental increments. Upon commencement of production, the Company will receive a preferred 75% of combined production revenue until such time as the Company has recouped its initial investment and thereafter an incremental decrease of production revenue from 40% to 9.2%. To the period ended June 30, 2005, the Company has paid $4.5 million to BGOI under the Agreement, and has paid an additional $2.5 million subsequent to the period end.

On May 18, 2005, the Company entered into a “Consulting Agreement” with Paraskevi Investment Company S.A. (“PARA”) whereby the Company has agreed to issue PARA 1,000,000 shares of its common stock for services rendered in connection with the “Participation Agreement.” Pursuant to the Agreement, stock will be issued in 500,000 increments based on two milestones. The first issuance occurred upon signing of the Participation Agreement and the second issuance will be made at the point the Company has funded $12,500,000 of its capital obligation to BGOI.

Note 7 — Stockholders’ Equity

On March 28, 2005, the Company increased its authorized shares from 100,000,000 to 150,000,000 shares of its $0.001 par value common stock.

On March 28, 2005, the Company approved a forward stock split on the basis of 4 for 1.

On May 12, 2005, the Company issued 5,000,0000 shares of its $0.001 par value common stock for cash in the amount of $2,500,000 to four accredited offshore investors pursuant to subscription agreements dated April 6, 2005.

On May 20, 2005, the Company issued 500,000 shares to PARA in exchange for services provided in connection with the execution of a material “Participation Agreement”. The Company has recorded an expense in the amount of $520,000, the fair value of the underlying shares as of June 30, 2005.

During the period ended June 30, 2005, the Company accepted subscriptions for 1,150,000 shares of its par value common stock and received cash in the amount of $920,000 pursuant to a Regulation S private placement. The shares were issued subsequent to June 30, 2005. See note 9.

Note 8 – Related Party

During the period ended June 30, 2005, an officer and director of the Company received compensation totaling $30,500.

Sky Petroleum, Inc.
(a Development Stage Company)
Notes to Consolidated Financial Statements
(Unaudited)

Note 9 — Subsequent Events

On July 26, 2005, the Company appointed Mr. Donald Cameron as Chief Executive Officer for a term of one year expiring on July 31, 2006. Mr. Cameron was granted options to purchase an aggregate of 1,500,000 shares of the Company’s common stock at strike prices ranging from $0.50 to $1.00 per share.

In July, 2005, the Company has received additional bridge loans totaling $2.45 million dollars due on demand and bearing interest at a rate of 8%. Proceeds from loans were used to meet funding commitments of its “Participation Agreement” dated May 18, 2005.

In July 2005, the Company issued a total of 1,716,687 shares of common stock in private placements, which included the 1,150,000 shares of common stock issuable pursuant to the subscriptions accepted during the quarter ended June 30, 2005 (described in note 7), and an additional 566,687 shares of common stock issuable at $0.80 per share to raise approximately $453,350. The Company paid a 10% finder’s fee of $137,355 in connection with the private placements.

On July 26, 2005, the Company adopted an incentive stock plan for Canadian residents and on August 25, 2005, the Company adopted an incentive stock option plan for non-Canadian residents. The stock incentive plan for Canadian residents authorizes the issuance of stock options to acquire up to 10% of the Company's issued and outstanding shares of common stock and the Company's stock incentive plan for non-Canadian residents authorizes the issuance of stock options to acquire up to a maximum of 3,321,600 shares of common stock (less the number of shares issuable upon exercise of options granted by the Company under all other stock incentive plans on the date of any grant under the plan).

In August, 2005, the Company accepted subscriptions to purchase 8,841,178 shares of common stock in a private placement at $0.80 per share for net proceeds of $6,365,648.16 ($7,072,942.40 less a 10% finder’s fee of $707,294.24) and issued a treasury order to our transfer agent. Our transfer agent delivered the shares certificate to the investors on September 9, 2005. Certain of the holders of the bridge loans described in note 5 and above subscribed for the private placement and will convert the principal and interest value of the notes into common shares. The total amount of notes payable to be reduced upon conversion is $2,950,000 plus interest of $28,000. In addition, a portion of the proceeds from this private placement were used to repay the remaining notes payable. This included the Harbin notes of $200,000 and bridge loans of $1,000,000 that were issued in July, 2005. Interest of $15,408 was paid on these notes in August. There were no outstanding notes payable as of September 9, 2005.

In August 2005, the Company accepted for cancellation 12,000,000 shares of common stock from Daniel Meyer, a director. After giving effect to this cancellation, the Company had 30,057,234 shares of common stock issued and outstanding as of September 9, 2005.

On August 25, 2005, the Company appointed Michael Noonan as Vice President, Corporate. On September 21, 2005, the Company granted Mr. Noonan an option to purchase 600,000 shares of Common Stock at $1.29 per share.

On September 16, 2005, the Company designated 3,055,556 shares of preferred stock as Series A Preferred Stock.

On September 20, 2005, the Company accepted a subscription to purchase 3,055,556 shares of Series A Preferred Stock at a price of $3.60 per share from one non-U.S. investor for aggregate gross proceeds of approximately $11,000,000.

SKY PETROLEUM, INC.

10,557,865 Shares of Common Stock

PROSPECTUS

______________________, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

Amount
Securities and Exchange Commission Registration Fee	$1,628
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Printing and Engraving Expenses	1,000
Miscellaneous Expenses	1,000

Total	$18,628

Item 14.   Indemnification of Directors and Officers

        Pursuant to our bylaws, we are required to indemnify all of our officers and directors for such expenses and liabilities, in such manner, under such circumstances to such extent as permitted by the Nevada Business Corporations Act, as now enacted or hereafter amended. Unless otherwise approved by our board of directors, we shall not indemnify any of our employees who are not otherwise entitled to indemnification pursuant to our bylaws.

        Nevada law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to our company or any of our shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director’s duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Nevada law (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors to our shareholders to the fullest extent permitted by Nevada law.

Item 15.  Recent Sales of Unregistered Securities

        Since our inception we have offered and sold the following securities in unregistered transactions pursuant to exemptions under the Securities Act of 1933, as amended.

        On April 6, 2005, we issued 5,000,000 shares of common stock at $0.50 per share in a private placement totaling $2.5 million. We incurred costs of $655 in connection with the offering. The shares were issued to the selling shareholders named in the prospectus included in this registration statement. Each of the shareholders is a non-U.S. person who acquired the shares in off-shore transactions under an exclusion from registration available under Regulation S of the Securities Act of 1933, as amended.

        On July 26, 2005, we issued a total of 1,716,687 shares of common stock at $0.80 per share to raise approximately $1,373,350 (less finder’s fees of 10%) pursuant to subscriptions in a private placement. We offered and sold shares outside the United States to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration available under Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act.

        On August 25, 2005, we accepted subscriptions for a total of 8,841,178 shares of common stock at $0.80 per share for total proceeds of approximately $7,072,942.40 (less finder’s fees of 10%) and issued a treasury order to our transfer agent. Our transfer agent delivered the shares certificate to the investors on September 9, 2005. We offered and sold shares outside the United States to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration available under Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act.

        On July 26, 2005, we granted Donald Cameron, our Chief Executive Officer, options to purchase 1,500,000 shares of common stock exercisable at exercise prices ranging from $0.50 to $1.00 per share. Mr. Cameron is a non-U.S. person and acquired the options in an off shore transaction under an exclusion from registration available under Regulation S of the Securities Act of 1933, as amended.

        On August 25, 2005, we granted James Screaton, our Chief Financial Officer, options to purchase 400,000 shares of common stock exercisable at exercise prices ranging from $0.50 to $1.00 per share. Mr. Screaton is a non-U.S. person and acquired the options in an off shore transaction under an exclusion from registration available under Regulation S of the Securities Act of 1933, as amended.

        On September 21, 2005 we granted Michael Noonan, our Vice President, Corporate, an option to purchase 600,000 shares of common stock at $1.29 per share. Mr. Noonan is a U.S. person and acquired the options pursuant to the exemption from registration provided by Rule 701 promulgated under the Securities Act of 1933, as amended.

        On September 20, 2005, the Company accepted a subscription to purchase 3,055,556 shares of unregistered Series A Preferred Stock at a price of $3.60 per share from one non-U.S. person investor for aggregate gross proceeds of approximately $11,000,000. Certain individuals served as placement agents for this offering and received placement agent fees. The shares of Series A Preferred Stock were issued outside the United States to one non-U.S. person pursuant to an exclusion from the registration requirements of the Securities Act of 1933, as amended, available under Regulation S thereunder. The offer and sale of the shares of Series A Preferred Stock were made outside of the United States to a non-U.S. person. The placement was conducted without general solicitation or advertising and without directed selling efforts.

Item 16.   Exhibits

        Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

EXHIBITS

        (a)   Exhibits

Exhibit Number		Description
3	.1(1)	Articles of Incorporation
3	.2(2)	Amendment to Articles of Incorporation
3	.3(2)	Amendment to Articles of Incorporation
3	.4(6)	Certificate of Designation of Rights and Preferences of Series A Preferred Stock
3	.5(1)	Bylaws
5	.1(5)	Opinion of Woodbridge and Wedge LLP related to the issuance of 10,557,865 shares of common stock
10	.1(1)	Lease Agreement
10	.2(3)	Participation Agreement between Sastaro Limited and Buttes Gas and Oil Co. International Inc.
10	.3(3)	Compensation Agreement with Paraskevi Ltd.
10	.4(4)	Independent Contractor Services Agreement and a Confidentiality Agreement, effective April 1, 2005, with Donald C. Cameron Consulting Ltd.
10	.5(4)	Independent Contractor Services Agreement and a Confidentiality Agreement, effective April 1, 2005, for the services of Mr. Screaton as our Vice President, Finance and Chief Financial Officer
10	.6(5)	Independent Contractor Services Agreement and a Confidentiality Agreement, effective April 1, 2005, for the services of Mr. Noonan as our Vice President Corporate
10	.7(4)	Stock Option Plan - Canadian residents
10	.8(4)	2005 U.S. Stock Incentive Plan - non-Canadian residents
10.9		Form of Subscription Agreement used by selling shareholders in July 26, 2005 and August 25, 2005 private placements
23.1		Consent of Beckstead and Watts, LLP
23	.2(5)	Consent of Woodbridge and Wedge (included in Exhibit 5.1)

(1)	Previously filed with Form SB-2 on September 12, 2002
(2)	Previously filed with Form 10-KSB on March 31, 2005
(3)	Previously filed with Form 10-QSB on August 22, 2005
(4)	Previously filed with Form SB-2 (SEC File No. 333-127940) on August 30, 2005
(5)	Previously filed with Form SB-2/A Amendment No. 1 (SEC File No. 333-127940) on September 9, 2005
(6)	Previously filed as exhibit 3.1 to the Form 8-K filed on September 22, 2005

Item 17.   Undertakings.

        (a)      The undersigned Registrant hereby undertakes:

        (1)      To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution;

        (2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Alberta, Canada, on October 12, 2005.

Sky Petroleum, Inc. By: /s/ Donald C. Cameron Donald C. Cameron Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Alberta, Canada on October 12, 2005.

By: /s/ James R. Screaton James R. Screaton Vice President, Finance and Chief Financial Officer (Principal Financial Officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Edmonton, Alberta, Canada on October 12, 2005.

By: /s/ Daniel F. Meyer Daniel F. Meyer, Director